SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Form 6-K dated December 17, 2002

AngloGold Limited

(Translation of Registrant’s Name into English)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          )

     Enclosure[s]: AngloGold audited consolidated financial statements as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, including note 28 supplemental condensed consolidating financial information, prepared in accordance with US GAAP

ANGLOGOLD LIMITED
Report of the independent auditors to the board of directors and stockholders of AngloGold Limited

We have audited the accompanying consolidated balance sheets of AngloGold Limited as of December 31, 2001 and 2000 and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of AngloGold American Investments Limited, a wholly-owned subsidiary, as of December 31, 2000 and for each of the two years then ended, which statements reflect total assets of $792 million as of December 31, 2000 and total revenues of $357 million for the year then ended and total revenues of $277 million for the year ended December 31, 1999. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for AngloGold American Investments Limited, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in South Africa and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors, provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AngloGold Limited at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 3.12 to the consolidated financial statements, during 2001 the company changed its method of accounting for derivative financial instruments.

Ernst & Young
Registered Accountants and Auditors
Chartered Accountants (S.A.)

Johannesburg, Republic of South Africa
June 10, 2002 except as to notes 28 and 29 as to which the date is December 5, 2002

ANGLOGOLD LIMITED
Report of the independent auditors to the board of directors and stockholders of AngloGold American Investments Limited

We have audited the consolidated balance sheet of AngloGold American Investments Limited, as of December 31, 2000 and the related consolidated statements of income, stockholders’ equity and cash flow for the years ended December 31, 1999 and 2000 (not presented separately herein). These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with international auditing standards and generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AngloGold American Investments Limited at December 31, 2000 and the consolidated results of its operations and its cash flows for the years ended December 31, 1999 and 2000 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche
Registered Accountants and Auditors
Chartered Accountants (SA)

Johannesburg, Republic of South Africa
April 20, 2001

ANGLOGOLD LIMITED

Consolidated statements of income
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 and 1999
(In millions, except share information)

		2001	2000	1999
	Notes	$	$	$

Sales and other income		2,066	2,264	2,233
Product sales		2,041	2,208	2,121
Interest, dividends and other		25	56	112
Costs and expenses		2,059	2,508	2,099
Production costs		1,261	1,435	1,317
Exploration costs		26	44	45
Related party transactions		54	54	123
General and administrative		24	51	81
Royalties		16	9	—
Research and development		2	8	7
Depreciation, depletion and amortization		371	439	288
Impairment of assets	4	173	387	—
Goodwill amortized		27	18	11
Interest expense	4	72	72	69
Employment severance costs	4	22	19	9
Loss on sale of mining assets		4	—	—
Realized mark to market gain on financial instruments		(5)	—	—
Unrealized mark to market loss/(gain) on financial instruments		10	(21)	157
Other		2	(7)	(8)
Income/(loss) before equity income and income tax		7	(244)	134
Equity income in affiliates		1	4	7

Income/(loss) before income tax provision		8	(240)	141
Deferred income and mining tax (expensed)/benefit	6	(163)	(9)	74

(Loss)/income before minority interest		(155)	(249)	215
Minority interest		(8)	(13)	(2)

(Loss)/income before cumulative effect of accounting change		(163)	(262)	213
Cumulative effect of accounting change	3.12	(10)	—	—

Net (loss)/income applicable to common stockholders		(173)	(262)	213

Basic and diluted (loss)/earnings per common share (cents)
Before cumulative effect of accounting change	7	(76)	(122)	108
Cumulative effect of accounting change	7	(5)	—	—

Net (loss)/income — applicable to common stockholders		(81)	(122)	108

Weighted average number of common shares used in computation	7	214,278,892	213,925,974	196,922,382

Dividend per common share (cents)		84	135	143

The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD LIMITED
Consolidated balance sheets
AT DECEMBER 31, 2001 AND 2000
(In millions, except share information)

		2001	2000
	Notes	$	$

ASSETS
Current Assets		762	637

Cash and cash equivalents		191	195
Receivables		408	250

Trade		45	97
Financial instruments	20	243	—
Value added taxes		22	15
Other		98	138

Inventories	8	163	192

Property, plant and equipment	9	1,756	2,350
Mineral reserves	10	843	1,501
Goodwill	11	333	383
Other long-term assets	12	56	82

Total assets		3,750	4,953

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities		1,370	845

Accounts payable and accrued liabilities	13	223	349
Financial instruments	20	410	29
Short-term debt	14	637	430
Income and mining tax payable		100	37

Long-term debt	15	350	726
Deferred income and mining tax	6	440	802
Provision for environmental rehabilitation	16	113	134
Provision for post-retirement medical benefits	17	95	112
Minority interest		28	27
Commitments and contingencies	18	—	—
Stockholders’ equity as per statement	19	1,354	2,307

Common stock
400,000,000 (2000 -400,000,000) authorized common stock of 25 ZAR cents each Stock issued 2001 -215,268,116 (2000 -214,042,174)		9	9
Additional paid in capital		3,251	3,232
Retained loss		(672)	(332)
Other comprehensive income		(1,234)	(602)

Total liabilities and stockholders’ equity		3,750	4,953

The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD LIMITED
Consolidated statements of cash flows
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(In millions, except share information)

		2001	2000	1999
	Notes	$	$	$

Net cash provided by operating activities		501	435	507

(Loss)/income before cumulative effect of accounting change		(163)	(262)	213
Reconciled to net cash provided by operations:
Loss on sale of mining assets		4	—	—
Depreciation, depletion and amortization		371	439	288
Impairment of assets		173	387	—
Other non cash items		93	31	22
Net decrease in provision for		(12)	(13)	(9)
Environmental rehabilitation and Post-retirement medical benefits Deferred income and mining tax		52	(86)	(175)
Effect of changes in operating working capital items:
Receivables		65	(1)	85
Inventories		22	(2)	11
Accounts payable and accrued liabilities		(104)	(58)	72

Net cash used in investing activities		(148)	(630)	(452)
Cash acquired in acquisitions	2	—	3	44
Increase in non-current investments		(4)	(3)	(4)
Additions to property, plant and equipment		(298)	(301)	(227)
Proceeds on sale of mining assets		6	8	—
Proceeds on sale of affiliates		—	—	221
Cash received/(paid) as part of disposal/(acquisition)		109	(348)	(501)
Loans receivable advanced		(4)	(8)	(8)
Loans receivable repaid		43	19	23

Net cash (used)/generated in financing activities		(298)	(50)	193

Short-term debt repaid		(383)	(39)	(21)
Short-term debt raised		36	189	100
Issuance of stock		7	2	4
Share issue expenses		—	(3)	(7)
Long-term debt repaid		(31)	(73)	(22)
Long-term debt raised		240	184	418
Dividends paid		(167)	(310)	(279)

Net increase/(decrease) in cash and cash equivalents		55	(245)	248
Effect of exchange rate changes on cash		(59)	(53)	(9)
Cash and cash equivalents — January 1,		195	493	254

Cash and cash equivalents — December 31,		191	195	493

The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD LIMITED
Consolidated statements of stockholders’ equity
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(In millions, except share information)

		Preferred	Common	Additional	Other	Retained
		Stock	Stock	Capital	comprehensive income	earnings	Total
	Common stock	$	$	$	$	$	$

Balance — January 1, 1999	195,706,398	—	8	2,801	—	306	3,115
Net income						213	213
Translation (loss)/ gain*					(130)		(130)

Comprehensive income							83
Stock issue as part of acquisition	17,318,758		1	419			420
Stock issues as part of Share Incentive Scheme	204,200			3			3
Share issue expenses				(7)			(7)
Dividends						(279)	(279)

Balance — December 31, 1999	213,229,356	—	9	3,216	(130)	240	3,335
Net loss						(262)	(262)
Translation (loss)/gain*					(472)		(472)

Comprehensive income							(734)
Stock issue as part of acquisition	702,018		—	17			17
Stock issues as part of Share Incentive Scheme	110,800		—	2			2
Share issue expenses				(3)			(3)
Dividends						(310)	(310)

Balance — December 31, 2000	214,042,174	—	9	3,232	(602)	(332)	2,307
Net loss before cumulative effect of accounting change						(163)	(163)
Effect of adoption of SFAS133					49	(10)	39
Translation (loss)/gain*					(544)		(544)
Reclassification adjustments for net gains included in net income, net of tax					(1)		(1)
Net unrealized losses on revaluation of hedge instruments, net of tax					(136)		(136)

Comprehensive income							(805)
Stock issue as part of acquisition	482,840		—	9			9
Stock issues as part of Share Incentive Scheme	743,102		—	10			10
Share issue expenses				—			—
Dividends						(167)	(167)

Balance — December 31, 2001	215,268,116	—	9	3,251	(1,234)	(672)	1,354

*	Cumulative translation loss included in stockholders’ equity amounted to $1,146 million (2000: $602 million). The translation loss has no tax effect. The cumulative translation loss included in other comprehensive income amounted to $1,146 million
(2000: $602 million), while the charge to other comprehensive income during 2001 due to the adoption of SFAS133 amounted to $88 million (2000: $nil million).
In 1998 the issued A and B redeemable preferred stock was acquired as part of the acquisition of Eastvaal Gold Holdings Limited in the formation of AngloGold. These shares are eliminated on consolidation.

The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD LIMITED
Notes to the consolidated financial statements
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(In millions, except share information)

1.	NATURE OF OPERATIONS

AngloGold Limited, (the “company”) formerly Vaal Reefs Exploration and Mining Company Limited (Vaal Reefs), was incorporated on May 29, 1944 and conducts gold-mining operations in South Africa, Mali, Namibia, Tanzania, North and South America and Australia. The company also produces uranium oxide and sulphuric acid.

2.	ACQUISITIONS AND DISPOSALS OF BUSINESSES

2001 acquisitions AngloGold made no acquisitions during the year.

2001 disposals For a description of sale of shafts during 2001, refer to Note 23.

2000 acquisitions AngloGold made two significant acquisitions in the year.

•	Morila Joint Venture
On July 3, 2000, AngloGold acquired a 40 percent interest in the Morila project in Mali, from Randgold Resources Limited. The transaction involved the disposal to AngloGold of 50 percent of Randgold Resources (Morila) Limited’s 80 percent interest in Société des Mines de Morila S.A. (Morila). The transaction gives AngloGold and Randgold Resources Limited each a 40 percent indirect interest in the Morila Joint Venture, with 20 percent being held by the Malian Government. In terms of the joint venture agreement, AngloGold was appointed to manage the project. A purchase price of $132 million was paid for the Morila Joint Venture, with $72 million funded through AngloGold’s own resources and the balance of $60 million funded through debt, with a project finance provision of $36 million at acquisition. The operations and financial condition of the Morila Joint Venture are included in the US GAAP Financial Statements for AngloGold as at December 31, 2000. The operations are accounted for from October 18, 2000, the date the first gold was poured.

•	Geita Joint Venture
On December 15, 2000, AngloGold acquired an effective 50 percent interest in the Geita project in Tanzania, from Ashanti Goldfields Company Limited. In terms of the joint venture agreement, the Geita Joint Venture will be governed by a committee (the “Joint Venture Committee”) which will have equal representation from both partners, with equal voting rights and neither side have a casting vote. The Joint Venture Committee is chaired on a rotating basis by representatives of Ashanti Goldfields Company Limited and AngloGold. A purchase price of $205 million was paid for the Geita Joint Venture, with $35 million funded through AngloGold’s own resources and the balance of $170 million funded through debt, with a project finance provision of $67 million at acquisition. Only the Geita Joint Venture’s balance sheet has been consolidated into the AngloGold annual financial statements, at December 31, 2000 as the value of gold produced for the fifteen days ended December 31, 2000 was immaterial.

1999 acquisitions AngloGold made two significant acquisitions in the year.

•	Minorco gold interests
On December 23, 1998, AngloGold, AngloGold Offshore Investments Limited (AOIL) (a wholly-owned AngloGold subsidiary), Inkerman Investments Limited (Inkerman), South American Investments Limited (SAIL) and Minorco signed an agreement pursuant to which AOIL agreed to acquire from SAIL and Inkerman, all of the outstanding share capital of Minorco South America Limited (“SACo”) and Minorco (USA) Inc. (“USCo”). Subsequent to the signing of the agreement AngloGold American Investments Ltd (AGAIL) was formed (a wholly-owned AngloGold subsidiary) which effected the purchase of the Minorco assets. A purchase price of $494 million was paid by AGAIL.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	ACQUISITIONS AND DISPOSALS OF BUSINESSES (continued)

In addition to the acquisition of the share capital of SACo, AGAIL acquired the share capital of the subsidiaries of SACo. With respect to Argentinean operations, this includes direct and indirect wholly-owned corporate subsidiaries (Dysart International Limited, Quorum International Limited, Mitre Holdings Limited, Chellaston Limited and Minorco Argentina SA and joint ventures (46.25 percent interest in Cerro Vanguardia SA, 50 percent interest in Mincorp Exploraciones SA) and 50 percent interest in Compañia Minera Dorado SA). With respect to Brazilian operations, this includes direct and indirect wholly-owned corporate subsidiaries (Minorco Gold Ltda, Mineração Morro Velho Ltda, Empresa de Mineração Amapari Ltda, Mineração Turmalina Ltda, Mineração Itajobi Ltda and Campo Alto Empreendimentos Imobiliarios Ltda), a partially owned corporate subsidiary (48 percent interest in Mineração Dórica Ltda) and joint ventures (50 percent interest in Mineração Serra Grande SA, 50 percent interest in Mineração Serra Velha Ltda, and 50 percent interest in Mineração Serras do Norte Ltda).

Similarly, in addition to the acquisition of USCo, AGAIL acquired the subsidiaries of USCo, which are (a) with respect to US operations, direct and indirect wholly-owned corporate subsidiaries (Ingot Partners, Inc., Minorco (USA) Marketing Corporation, Minorco (USA) Trading Corporation, Minorco (USA) Metals Company, Independence Mining Company Inc., Pikes Peak Mining Company, Independence Mineral Ventures Company and Independence Zinc Company) and joint ventures (70 percent interest in Jerritt Canyon Joint Venture, 66.7 percent interest in Cripple Creek & Victor Gold Mining Company, 100 percent interest in the LeClair Consolidated Mines Company and 100 percent interest in The Matoa Gold Mining Company) and (b) with respect to Mexican operations, direct and indirect wholly-owned corporate subsidiaries (Exploración y Mineria Independencia, SA de CV, Minera Chanate, SA de CV, Servicios Emisa, SA de CV and Montepeña, SA de CV). The result of the foregoing is that AngloGold acquired substantially all of Minorco’s world-wide gold assets with effect from March 31, 1999.

•	Acacia Resources
On November 15, 1999, AngloGold Investments Australia Pty Ltd (a wholly-owned AngloGold subsidiary) made an unconditional offer to all the shareholders of Acacia Resources Limited, for the entire issued share capital of Acacia Resources, a gold mining company in Australia. By December 20, 1999, Acacia shareholders representing 91.01 percent of the issued share capital had accepted the offer, which allowed AngloGold to compulsorily acquire the remaining issued share capital of Acacia, resulting in Acacia becoming a wholly-owned subsidiary of AngloGold on February 7, 2000. A purchase price of $443 million was paid for Acacia Resources Limited. The consideration offered was 7 common shares in AngloGold Limited for every 100 Acacia shares. This resulted in an increase in the issued share capital of AngloGold of 17,318,758 shares for those who had accepted the offer by year end. Acacia’s operations comprise Sunrise Dam and Pine Creek (wholly-owned operations of Acacia) and the joint ventures of Boddington/Wandoo (33.33 percent interest) and Tanami Gold Mine (40 percent interest). Pine Creek comprises two mines — Union Reefs and Brocks Creek. The effective date of the transaction was December 31, 1999, with only Acacia Resources’ balance sheet being consolidated into the AngloGold annual financial statements as at December 31, 1999.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Fair value of (disposal) acquisition of subsidiaries, joint ventures and mines

	2001	2000
	Elandsrand,	Morila and
	Deelkraal	Geita Joint
	and Vaal Reefs No 2	Ventures
	$	$

Cash	—	3
Property, plant and equipment	(156)	143
Mineral reserves	—	168
Goodwill	—	177
Long-term liabilities	73	(35)
Current assets	(7)	11
Current liabilities	5	(35)
Long-term debts	—	(84)

Net value of assets (disposed)/acquired	(85)	348
Loss on sale of mining assets	4	—

Purchase consideration	(81)	348
Recoupment taxation	(28)	—

Cash flow on (disposal)/acquisition	(109)	348
Purchase price received/(paid)	109	(348)

Cash consideration	109	(348)

Share issue expenses	—	—

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. AngloGold presents its consolidated financial statements in United States dollars. The group changed its presentation currency from South African rands to United States dollars in 2001 to facilitate a better understanding of its results since sales revenues are realized predominantly in US dollars. However, the functional currency of the majority of the group’s operations is the South African rand. The restatement of amounts in US dollars is in accordance with the provisions of Statement of Financial Accounting Standards No. 52 “Foreign Currency Translation” (“SFAS52”).
Use of estimates: The preparation of the financial statements requires the company’s management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Comparatives: Comparatives have been reclassified, where necessary to comply with the current year’s disclosure. The following are accounting policies used by the company which have been consistently applied except for the adoption of SFAS133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities” on January 1, 2001.

3.1	Consolidation
The consolidated financial information includes the financial statements of the company and its subsidiaries. Where the company has directly or indirectly, through its subsidiary, a controlling interest, this is classified as a subsidiary undertaking.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.		SIGNIFICANT ACCOUNTING POLICIES (continued)
	3.1	Consolidation (continued)

Interests in mining joint ventures in which AngloGold has joint control are reported using the proportionate consolidation method. Any excess or deficits of the purchase price when compared to the fair value of the subsidiary or joint venture acquired, is attributed to mineral reserves and amortized over the life of mine. Where the excess cannot be attributed to mineral reserves, it is included in goodwill and amortized on a straight line basis over the lesser of life of mine or 40 years. If an other than temporary diminution in the value of the assets occurs in the future, the impaired asset will be written down in accordance with the asset impairment policy. Refer to paragraph 3.9.

3.2	Cash and cash equivalents
Cash and cash equivalents consist of all cash balances and highly liquid investments with an original maturity of three months or less. Due to the short maturity of the investments, the carrying amounts approximate their fair value.

3.3	Non-current unlisted investments
Non-current unlisted investments are carried at acquisition cost. Realized gains and losses are included in determining net income or loss. Unrealized losses are included in determining net income or loss where a significant decline in the value of the investment, which is other than temporary, has occurred.

3.4	Other non-current listed investments
Other non-current listed investments, marketable securities, which are considered available-for-sale, are carried at fair value, and the net unrealized gains and losses computed in marking these securities to market are reported within other comprehensive income. Investments in companies in which the company’s ownership is 20 percent to 50 percent and the company is deemed to have significant but not controlling influence, are accounted for by the equity method and are included in other long-term assets. Income from such investments net of amortization of goodwill is included in equity income of affiliated companies.

3.5	Inventories
Inventories, including gold in process, gold on hand, uranium oxide, sulphuric acid and supplies, are stated at the lower of cost or net realizable value. Gold in process is valued at the average production cost at the relevant stage of production. The cost of gold, uranium oxide and sulphuric acid is determined principally by the weighted average cost method using related production costs. Supplies are valued at the lower of weighted average cost or net realizable value.

3.6	Development costs
Development costs relating to major programs at existing mines are capitalized. Development costs consist primarily of expenditures to expand the capacity of operating mines. Ordinary mine development costs to maintain production are expensed as incurred.

3.7	Depreciation, depletion and amortization
Depreciation, depletion and amortization of mine development costs are computed principally by the units-of-production method based on estimated proven and probable mineral reserves. Proven and probable mineral reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits. Mine plant facilities are amortized using the lesser of their useful life or units-of-production based on estimated proven and probable mineral reserves. Other fixed assets comprising mine properties, vehicles and computer equipment, are depreciated by the straight-line method over their estimated useful lives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)
3.8	Mining costs
In general, mining costs are charged to operations as incurred. However, certain of the company’s deposits have diverse grades over the mine’s life. Mining costs for these deposits, to the extent that they do not relate to current gold production, are capitalized and then charged to operations when the applicable gold is produced.

3.9	Asset impairment
The company evaluates its long life assets for impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the sum of estimated future cash flows on an undiscounted basis is less than the carrying amount of the related asset, an asset impairment is considered to exist. The related impairment loss is measured by comparing estimated future cash flows on a discounted basis to the carrying amount of the asset. Changes in significant assumptions underlying future cash flow estimates may have a material effect on the company’s financial position and results of operations. A low gold price market, if sustained for an extended period of time, may result in future asset impairments. In addition an asset impairment is considered to exist where the net selling price of an asset held for sale is below its carrying amount.

3.10	Rehabilitation costs
Rehabilitation costs and related liabilities, which are based on AngloGold’s interpretation of current environmental and regulatory requirements, are expensed as incurred and accrued over the operating life of the mine, principally by the units-of-production method based on estimated proven and probable mineral reserves. Interest earned on monies paid to the environmental trust fund is accrued on an annual basis and is recorded as credits to the accrued liability.

Based on current environmental regulations and known rehabilitation requirements, management has included its best estimate of these obligations in its rehabilitation accrual. However, it is reasonably possible that the company’s estimates of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.

Environmental liabilities other than rehabilitation costs which relate to liabilities from specific events are accrued when they are known, probable and reasonably estimable.

3.11	Product sales
Revenue from product sales is recognized to the extent that it is certain that persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable and collectability is reasonably assured.

3.12	Financial instruments
Financial instruments recognized on the balance sheet include investments, loans receivable, trade and other receivables, cash and cash equivalents, borrowings, derivative instruments, and trade and other payables. Financial instruments are initially measured at cost, including transaction costs, when the group becomes a party to their contractual arrangements. The subsequent measurement of financial instruments is dealt with below.

Derivative instruments
In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS133”). SFAS133 was amended in June 2000 with the issuance of Statement of Financial Accounting Standards No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities” (“SFAS138”).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.		SIGNIFICANT ACCOUNTING POLICIES (continued)
	3.12	Financial instruments (continued)

SFAS133 requires all contracts which meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Gains or losses arising from remeasuring derivatives to fair value each period are to be accounted for either in the income statement or in other comprehensive income, depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion which must be met in order to qualify for hedge accounting, is that the derivative must be highly effective in offsetting the change in the fair value or cash flows of the hedged item.

AngloGold adopted SFAS133 effective January 1, 2001 as follows: Forward sales and gold pricing contracts are used to reduce AngloGold’s exposure to weakening precious metal prices and AngloGold intends to fulfill its obligations under these contracts by physically delivering the specified quantity of metal from its production at contract maturity. Under SFAS133 as amended by SFAS138 normal purchases and normal sales commodity-based contracts that qualify for exemption would be excluded from the scope of the statement provided that the contracts are settled by physical delivery. As a result the accounting for these contracts will not be impacted by the adoption of SFAS133 and 138.

Contracts that meet the criteria for hedge accounting will be designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of AngloGold’s production into the spot market, and are classified as cash flow hedges under SFAS133. Where a derivative qualifies as the hedging instrument in a cash flow hedge under SFAS133, gains and losses on the derivative, to the extent effective, are deferred in other comprehensive income and reclassified to income when the hedged transaction is recorded in income. As of January 1, 2001, these contracts were recorded on the balance sheet at their fair market value of $83 million with $49 million, net of deferred taxation of $34 million, deferred in other comprehensive income.

All other contracts not meeting the criteria for the normal purchases and sales or hedge accounting will be recorded at their fair market value, with changes in value at each reporting period being recorded in income. AngloGold recorded a FAS133 transition adjustment representing the cumulative effect of an accounting change of $10 million loss (net of provision for deferred taxation of $2m) on January 1, 2001 equal to the difference between the fair market value and carrying value of these contracts at that date. The difference between this amount and the amount of $2m (R12m) as disclosed in the company’s annual report on Form 20-F for the year ended December 31, 2000 has arisen as a result of subsequent interpretation of SFAS 133.

SFAS133 requires that derivative instruments be accounted for as follows:

•	Commodity based (“normal purchase or normal sale”) contracts that meet the requirements of SFAS138 are recognized in earnings when they are settled by physical delivery. These contracts do not appear on the balance sheet as they simply represent agreements to sell gold produced at pre-defined quantities and prices.

•	Where the conditions in SFAS133 for special hedge accounting are met the derivative is recognized on the balance sheet as either a financial asset or financial liability, and recorded at fair value. The group enters into cash flow hedges whereby the effective portion of fair value gains or losses are recognized in equity (other comprehensive income) until the underlying transaction occurs, then the gains or losses are recognized in earnings or included in the initial measurement of the asset or liability. The ineffective portion of fair value gains and losses is recorded in earnings in the period to which they relate.

•	All other derivative instruments are measured at their estimated fair value, with the changes in estimated fair value at each reporting date being reported in earnings as realized or unrealized gains or losses on financial instruments in the period to which they relate.

The estimated fair values of derivative instruments are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.		SIGNIFICANT ACCOUNTING POLICIES (continued)
3.13	Post-retirement benefits
The costs of post-retirement benefits are made up of those obligations which the group has towards current and retired employees. These obligations can be separated into the following categories, and are determined as follows:

Defined contribution plans Pension and provident funds Contributions to defined contribution plans in respect of services during a current year are recognized as an expense in that year.

Defined benefit plans
Pension funds
The current service cost in respect of defined benefit plans is recognized as an expense in the current year. Past service costs, experience adjustments, the effect of changes in actuarial assumptions and the effects of plan amendments in respect of existing employees are recognized as an expense or income systematically over the expected remaining service period of those employees.

Post-retirement medical aid obligation
The post-retirement medical aid obligation in respect of existing employees is recognized as an expense systematically over the expected remaining service period of those employees, using the projected unit credit method. The liability in respect of retired employees is recognized immediately as an expense.

3.14	Deferred income and mining tax
AngloGold follows the liability method of accounting for deferred income and mining tax whereby the company recognizes the tax consequences of temporary differences by applying current statutory tax rates applicable to future years to differences between financial statement amounts and the tax bases of certain assets and liabilities. Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year.

3.15	Dividends paid
Dividends paid are recognized when declared by the board of directors. Dividends are payable in South African rands or US dollars. Dividends declared to foreign stockholders are not subject to approval by the South African Reserve Bank in terms of South African foreign exchange control regulations. Dividends are freely transferable to foreign stockholders. AngloGold bases its dividend declaration on its results calculated in accordance with SA GAAP. As at December 31, 2001 AngloGold’s retained earnings as calculated under SA GAAP amounted to $262 million.

	3.16	Earnings per common share Earnings and diluted earnings per common share have been calculated in accordance with SFAS No. 128, Earnings per Share.

3.17	Exploration expenditures
Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, future costs incurred to develop such property are capitalized. Capitalization of pre-production costs ceases when the mining property is capable of commercial production.

3.18	Stock-based compensation plans
The company has adopted the disclosure-only provisions of SFAS123 and applies Accounting Principles Board Opinion No. 25 (APB No. 25) and related interpretations in accounting for its employee stock-based compensation plans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)
3.19	Recent pronouncements
In September 2000, the FASB issued Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS140”).

SFAS140 requires that after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. AngloGold does not expect the adoption of SFAS140 to have a material impact on its earnings and financial position.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS141”) and Statement for Financial Accounting Standards No. 142, “Accounting for Goodwill and Intangible assets” (“SFAS142”).

SFAS141 eliminates the pooling method and requires that all business combinations be accounted for under the purchase method. SFAS141 also requires that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. SFAS142 requires goodwill to be reviewed for impairment rather than amortized and that intangible assets other than goodwill be amortized over their useful lives. SFAS141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method for which the date of acquisition is after June 30, 2001. The provisions of SFAS142 will be effective for fiscal years beginning after December 15, 2001.

AngloGold does not expect the adoption of SFAS141 to have a material impact on its earnings and financial position. AngloGold is reviewing the provisions of SFAS142 and has not yet determined the impact of this statement on the financial statements.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations (AROs)” (“SFAS143”).

The statement provides accounting and reporting guidance for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction or normal operations of long-lived assets. The standard is effective January 1, 2003. AngloGold is reviewing the provisions of this statement and has not yet determined the impact of the statement on the financial statements.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS144”).

SFAS144 addresses significant issues relating to the implementation of Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” (“SFAS121”) and develops a single accounting model, based on the framework established in SFAS121 for long-lived assets to be disposed of by sale, whether such assets are or are not deemed to be a business. SFAS144 also modifies the accounting and disclosure rules for discontinued operations. This standard will be adopted from January 1, 2002. The impact of SFAS144 on AngloGold’s financial statements has not yet been determined.

4.	COSTS AND EXPENSES

Employment Severance Costs
On January 15, 1998, AngloGold announced the sale of Vaal Reefs shafts Nos. 1, 3, 4, 5, 6 and 7 to African Rainbow Minerals & Exploration (Proprietary) Limited (ARM) (currently African Rainbow Minerals Gold Limited). AngloGold entered into a tributing agreement with ARM for the No. 2 Shaft. During 2001, AngloGold sold Vaal Reefs No. 2 Shaft to ARM, effectively canceling the tributing agreement. (Refer to Note 23). Total employee severance costs amounted to $22 million for 2001 (2000 : $19 million, 1999: $9 million) and were due to retrenchments in the South Africa region reflecting mainly rationalization of operations, including closure of aging shafts at Matjhabeng and downsizing at Joel, in AngloGold’s Free State operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.	COSTS AND EXPENSES (continued) Interest Expense

	2001	2000	1999
	$	$	$

Total interest	73	79	69
Less : Amounts capitalized	1	7	—

	72	72	69

Impairment of Assets
The impairment loss in respect of the cash generating units arose from the declining values of the remaining ore reserves and is based on negotiations to sell the assets which resulted in the assets being sold for a price below book value. The impairment is made up as follows:

		2001
	Mining	Ore		2000	1999
	assets	reserves	Total	Total	Total
	$	$	$	$	$

Australia
The abandonment of exploration in certain areas.	—	—	—	3	—
North America
Jerritt Canyon based on the value in use and at the relevant discount rate.	—	—	—	32	—
South Africa
Free State assets based on the net selling price per the agreement with Harmony Gold Mining Company Limited and African Rainbow Minerals (Proprietary) Limited effective from January 1, 2002.	16	157	173	—	—
Ergo and Matjhabeng based on the value in use and at the relevant discount rate.	—	—	—	38	—
Freddies Four Shaft being a discontinued project at the full remaining book value of the mining assets.	—	—	—	3	—
Elandsrand and Deelkraal operations based on the net selling price per the agreement with Harmony Gold Mining Company Limited dated January 31, 2001.	—	—	—	269	—
Mineral rights raised at formation of AngloGold, not feasible to mine at current gold price.	—	—	—	42	—

	16	157	173	387	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.	COSTS AND EXPENSES (continued) Results of operations for Elandsrand and Deelkraal (assets disposed of):

	2001	2000	1999
	$	$	$

Revenue	9	154	199

Net loss before tax	(3)	(323)	(2)

The 2000 loss includes an impairment of $269 million. These assets were disposed of as per Note 23.

Results of operations for the Free State (assets to be disposed of):

	2001	2000	1999
	$	$	$

Revenue	341	433	483

Net (loss)/income before tax	(175)	(24)	13

The 2001 loss includes an impairment of $173 million and the 2000 loss includes an impairment of $5 million.

5.	RELATED PARTY TRANSACTIONS

Anglo American plc (AA plc) and its subsidiaries hold an effective 53.17 percent (2000: 53.48 percent) interest in AngloGold. Related party transactions are concluded on an arm’s length basis. The group had the following transactions with related parties during the years ended December 31, 2001 and 2000:

	December 31, 2001		December 31, 2000		December 31, 1999

	Purchase from	Amounts owed	Purchases from	Amounts owed	Purchases from
	related party	to related party	related party	to related party	related party
	$	$	$	$	$

Related party transactions with subsidiaries of AA plc
Boart Longyear Limited — mining services	11	1	7	1	11
Mondi Timber Limited — forestry	15	1	20	—	23
Scaw Metals Limited — steel and engineering	13	1	11	—	13
Shaft Sinkers (Proprietary) Limited — mining services	12	1	12	—	18
AECI Limited — explosives and initiating systems*	—	—	—	—	29
LTA Limited — mining service*	—	—	—	—	25
Related party transactions with associates
Rand Refinery Limited — gold refinery	3	—	4	—	4

*	No longer considered to be related parties of AngloGold, as no longer considered to be subsidiaries of AA plc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

		2001	2000	1999
		$	$	$

6.	DEFERRED INCOME AND MINING TAX
	Pretax (Loss)/Income from continuing operations was derived from the following jurisdictions:
	South Africa	(84)	(285)	105
	East and West Africa	49	14	30
	North America	2	(29)	1
	South America	47	69	5
	Australia	(6)	(9)	—

		8	(240)	141

	Provision for income taxes attributable to continuing operations is as follows:
	Current:
	South Africa	145	69	101
	East and West Africa	5	4	1
	North America	—	—	—
	South America	2	5	4
	Australia	2	1	—

	Total current	154	79	106

	Deferred:
	South Africa	19	(59)	(179)
	East and West Africa	(7)	(7)	1
	North America	—	—	—
	South America	(1)	(3)	(2)
	Australia	(2)	(1)	—

	Total deferred	9	(70)	(180)

	Total income and mining tax expensed/(benefit)	163	9	(74)

Mining tax on mining income in South Africa is determined according to a formula which adjusts the tax rate in accordance with the ratio of profit to revenue from mining operations. This formula also allows an initial portion of mining income to be free of tax. Deferred tax is provided at the current mining cost formula rate of 46 percent (2000: 46 percent and 1999: 46 percent) for temporary differences relating to mining operations. Non-mining income is taxed at a standard rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	2001		2000		1999
	Amount	%	Amount	%	Amount	%

6. DEFERRED INCOME AND MINING TAX (continued)
Reconciliation between corporate income tax and statutory income tax is as follows:
Corporate income tax at statutory rates	3	42	(101)	42	59	42
Formula variation in mining taxation rate for current period	(15)	(188)	(55)	23	(20)	(14)
Disallowable expenditure	151 *	1,888	202 *	(84)	20	14
Non-taxable income	(25)	(313)	(14)	6	(7)	(5)
Change in taxation rate affecting the deferred tax provision	—	—	—	—	(117)	(83)
Effective income tax rates of other countries	(25)	(313)	(19)	8	(11)	(8)
Sale of Free State assets	100	1,250	—	—	—	—
Other, net	(26)	(325)	(4)	2	2	1

Total income and mining tax expense/(benefit)	163	2,041	9	(3)	(74)	(53)

*	Disallowable expenditure includes the impact of different tax rates applied to assets that are impaired.

	2001	2000
	$	$

Deferred income and mining tax liabilities and assets on the balance sheet as of December 31, 2001 and 2000, relate to the following:
Mining tax liabilities:
Depreciation, depletion and amortization	580	935
Product inventory not taxed	6	18
Other	3	6
Mining tax assets:
Unredeemed capital expenditure	—	(54)
Provisions, including rehabilitation accruals	(51)	(53)
Derivatives	(14)	(17)
Other comprehensive income deferred tax	(67)	—

Net deferred income and mining tax liabilities	457	835
Transfer of the short-term portion of the liability to accounts payable and accrued liabilities (Refer to Note 13)	17	33
	440	802

The classification of deferred income and mining tax assets is based on the related asset or liability creating the deferred tax. Deferred taxes not related to a specific asset or liability are classified based on the estimated period of reversal. As at December 31, 2001, the company had no unredeemed capital expenditure, in South Africa, available for deduction against future taxable mining income. This future deduction was utilizable against taxable mining income generated only from the company’s current mining operations and does not expire unless the company ceases to operate for a period of longer than one year.

Gross unredeemed capital expenditure	67	157
Valuation allowance	(67)	(40)

Net temporary differences relating to unredeemed capital expenditure	—	117

Tax effect at 46 (2000: 46) percent	—	54

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

		2001	2000	1999
		$	$	$

7.	(LOSS)/EARNINGS PER COMMON SHARE
	The following table sets forth the computation of basic and diluted (loss)/earnings per common share (in millions, except per share data):
	Numerator
	(Loss)/income before cumulative effect of accounting change	(163)	(262)	213
	Cumulative effect of accounting change	(10)	—	—

	Net(loss)/income — applicable to common stockholders	(173)	(262)	213

	Denominator for basic (loss)/earnings per common share	214,278,892	213,925,974	196,922,382
	Weighted average number of common shares
	Basic (loss)/earnings per common share (cents)
	Before cumulative effect of accounting change	(76)	(122)	108
	Cumulative effect of accounting change	(5)	—	—

		(81)	(122)	108

	Dilutive potential common shares
	Weighted average number of common shares	214,278,892	213,925,974	196,922,382
	Dilutive potential of stock incentive options	436,914	296,736	328,134
	Dilutive potential of debenture incentive options	— *	122,690	184,200

	Denominator for diluted (loss)/earnings per common share
	Adjusted weighted average number of common shares and assumed conversions	214,715,806	214,345,400	197,434,716

	Diluted (loss)/earnings per common share (cents)
	Before cumulative effect of accounting change	(76)	(122)	108
	Cumulative effect of accounting change	(5)	—	—

		(81)	(122)	108

	The diluted net loss per share did not assume the effect of shares issuable upon the exercise of stock and debenture incentive options as their effects are anti-dilutive for all periods presented.

	* The Debenture incentive options were cancelled on June 30, 2001 in exchange for stock incentive options Refer to Note 25

8.	INVENTORIES
	Gold in process	93	100
	Gold on hand	5	7
	Uranium oxide and sulphuric acid	15	24
	Supplies	50	61

		163	192

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

		2001	2000
		$	$

9.	PROPERTY, PLANT AND EQUIPMENT
	Mine development	1,478	1,928
	Mine infrastructure	901	1,175
	Mineral rights	43	57
	Land	13	15

		2,435	3,175
	Accumulated depreciation, depletion, amortization and impairment	(679)	(825)

	Net book value December 31	1,756	2,350

	Mining assets with a net book value of $119 million (2000: $224 million) are encumbered by project finance (Refer to Note 15)

10.	MINERAL RESERVES
	Mineral reserves, at cost	1,511	2,087
	Accumulated amortization and impairment	(668)	(586)

	Net book value December 31	843	1,501

11.	GOODWILL
	Goodwill arising on consolidation
	At acquisition	385	408
	Accumulated amortization	(52)	(25)

		333	383

12.	OTHER LONG-TERM ASSETS
	Investments in affiliates
	Unlisted
	Oro Group (Proprietary) Limited	5	8
	Rand Refinery Limited	8	12

	Carrying value of investments in affiliates (see below)	13	20
	Investment in listed common stock	11	—
	Investment in unlisted common stock	15	12
	Long-term loans receivable	17	34
	Loan to AngloGold Limited Employees Share and Debenture Trust	—	16

		56	82

	Investments in affiliates
	AngloGold holds a 25 percent (2000: 25 percent) interest in Oro Group (Proprietary) Limited which is involved in the manufacture and wholesale of jewellery. The year end of Oro Group (Proprietary) Limited is March. Results are included for the six months ended September 30, 2001.

	AngloGold holds a 48.48 percent (2000: 42.73 percent) interest in Rand Refinery Limited which is involved in the refining of bullion and by-products. The year end of Rand Refinery Limited is September. Results are included for the twelve months ended December 31, 2001.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

		2001	2000
		$	$

12.	OTHER LONG-TERM ASSETS (continued)
	The difference between the carrying value of the investments in affiliates and the underlying equity in net assets is as follows:
	Carrying value of above affiliates	13	20

	Cost of affiliates	7	8
	Undistributed earnings since acquisition	6	12

	Market value of listed common stock	11	—

Investment in unlisted common stock
	Investments in unlisted common stock comprise investments in various companies in South Africa for which a fair value is not readily determinable The directors of the company perform independent valuations of the investments on an annual basis to ensure that no other than temporary diminution in the value of the investment has occurred.

	Joint Ventures Joint ventures for which the income statements and balance sheets have been proportionately consolidated are as follows:
		2001	2000
		percentage	percentage
		held	held

	Sadiola	38.00	38.00
	Geita	50.00	50.00
	Morila	40.00	40.00
	Yatela	40.00	40.00
	Cerro Vanguardia	46.25	46.25

		2001	2000
		$	$

	Summarized financial statements of the joint ventures which have been proportionately consolidated are as follows (100 percent shown):

	Statements of income for the period
	Gross revenue	635	326

	Operating income	253	132
	Interest and other income, net	(46)	(31)

	Income before taxes	207	101
	Taxes	(4)	—

	Net income	211	101

	Balance sheets at December 31
	Mining assets	1,189	1,273
	Current assets	330	269

		1,519	1,542
	Long-term liabilities	(13)	(6)
	Loans from shareholders	(234)	(377)
	Current liabilities	(168)	(185)

	Net assets	1,104	974

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

		2001	2000
		$	$

13.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	Trade accounts payable	97	165
	Deferred income and mining tax (Refer to Note 6)	17	33
	Related parties	4	1
	Payroll and related benefits	37	60
	Accrual for interest	—	1
	Accrual for power	5	9
	Other (including accrued liabilities)	63	80

		223	349

14.	SHORT-TERM DEBT

	Current maturities of long-term debt (Refer to Note 15)	637	430

15.	LONG-TERM DEBT

	Unsecured
	Syndicated loan facility
	Interest charged at LIBOR plus 0.9% per annum. Loan is repayable in February 2002 and is US dollar-based.	355	361
	Syndicated loan facility
	Interest charged at LIBOR plus 0.75% per annum. Loan is repayable in May 2004 and is US dollar-based.	216	—
	Dresdner Gold Loan	—	150
	Credit Agricole
	Interest charged at LIBOR plus 0.75% per annum. Loan is repayable by July 2002 and is US dollar-based.	121	120
	Dresdner Bank Luxembourg SA	—	110
	Loan from Anmercosa Finance Limited
	Interest charged at LIBOR plus 2% per annum. Loan is repayable in half-yearly installments terminating in May 2002 and is US dollar-based.	14	43
	Syndicated loan facility
	Interest charged at Bank Bill Swap Offer Rate plus 0.45% per annum. Loan is repayable by September 2002 and is Australian dollar-based.	20	22
	Loan from Anmercosa Finance Limited
	Interest charged at LIBOR plus 1% per annum. Loan is repayable by December 2002 and is US dollar-based.	23	22
	J.P. Morgan Gold Loan	—	8
	Citibank NA
	Interest charged at LIBOR plus 1.1% per annum. Loan is repayable in October and November 2002 and is US dollar-based.	11	11
	Bank Boston
	Interest charged at LIBOR plus 1.475% per annum. Loan is repayable in installments commencing May 2002 and terminating in July 2002 and is US dollar- based.	10	10
	Unibanco	—	8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

		2001	2000
		$	$

15.	LONG-TERM DEBT (continued)
	Rolls Royce
	Interest is index linked to the United Kingdom Consumer Price Index (CPI). Loan is repayable in monthly installments terminating in December 2010 and is US dollar-based.	8	6
	Santander Bank
	Interest charged at LIBOR plus 1.5% per annum. Loan is repayable in June and July 2003 and is US dollar-based.	8	—
	Senstar Capital Corporation
	Interest charged at an average rate of 8.29% per annum.
	Loans are repayable in monthly installments terminating in June 2008 and are US dollar-based.	7	4
	Itau Bank
	Interest charged at LIBOR plus 1.5% per annum. Loan is repayable by July 2003 and is US dollar-based.	6	—
	RMBI (Dublin) Ltd
	Interest is charged at LIBOR plus 0.5% per annum. Loan is of a short-term nature and no dates of repayment are fixed and is US dollar-based.	6	—
	HSBC Bamerindus
	Interest charged at LIBOR plus 1.3% per annum. Loan is repayable in May 2003 and is US dollar-based.	5	5
	Deutsche Bank
	Interest charged at Bank Bill Swap Offer Rate plus 0.45% per annum. Loan is repayable by March 2002 and is Australian dollar-based.	5	—
	Investec
	Interest charged at 6.5% per annum. Loan is repayable in half-yearly installments terminating in June 2006 and is US dollar-based.	4	—
	Government of Mali
	Interest charged at LIBOR plus 2% per annum. Loans are repayable in half-yearly installments terminating in March 2006 and are US dollar-based.	3	3
	Dresdner Bank Luxembourg SA
	Interest charged at LIBOR plus 1.5% per annum. Loan is repayable in June and July 2002 and is US dollar-based.	3	3
	Banco do Brasil
	Interest charged at LIBOR plus 1.15% per annum. Loan is repayable in September 2002 and is US dollar-based.	2	2
	Loan from Economic Development Corporation Limited
	Interest charged at LIBOR plus 0.6% per annum. Loan is repayable in half-yearly installments terminating in December 2002 and is US dollar-based.	1	1
	Local money market short-term borrowings, based in South African rands	17	69
	Debentures	—	16

	Total unsecured borrowings	845	974
	Secured
	Geita Syndicated Project finance
	Interest charged at LIBOR plus 1.2% per annum.
	Loan is repayable half-yearly until 2007 and is US dollar-based.	62	67

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

		2001	2000
		$	$

15.	LONG-TERM DEBT (continued)
	Cerro Vanguardia Syndicated Project finance
	Interest charged at LIBOR plus 3.75% per annum. Loan is repayable in half-yearly installments terminating in December 2004 and is US dollar-based.	48	63
	Morila Syndicated Project finance
	Interest charged at LIBOR plus 2% per annum. Loan is repayable in half-yearly installments terminating in December 2005 and is US dollar-based.	26	34
	Sadiola Project finance
	Semos Senior Lenders
	Interest charged at LIBOR plus 3.5% per annum. Loan is repayable in half-yearly installments terminating in May 2002 and is US dollar-based.	6	18

	Total long-term debt	987	1,156
	Current maturities included in short-term debt (Refer to Note 14)	637	430

		350	726

	Scheduled minimum long-term debt repayments are:
	2001	—	430
	2002	637	611
	2003	53	39
	2004	247	34
	2005	36	42
	2006 onwards	14	—

		987	1,156

	Actual payments may be greater in any one year due to actual operating cash flows realized.
	The currencies in which the borrowings are denominated are as follows:
	Australian dollars	25	22
	South African rands	17	85
	United States dollars	945	1,049

		987	1,156

	Undrawn borrowing facilities as at December 31, 2001 are as follows:
	Syndicated loan — US dollar	185	—
	Dresdner Bank Luxembourg SA	—	130
	Syndicated loan — Australian dollar	51	75
	Deutsche Bank — Australian dollar	148	—

		384	205

	On February 7, 2002, the group entered into a new three year $600m unsecured syndicated borrowing facility, at a margin of 0.7% over LIBOR, that was used in part to refinance near-term maturing debt The loan is repayable in February 2005.
	Morila and Geita Project Finance
	Secured by a fixed and floating charge over the project assets (Refer to Note 9), the hedging contracts and major project contracts and a pledge over the shares in the project company.
	Sadiola and Cerro Vanguardia Project Finance
	Secured by a fixed and floating charge over the project assets (Refer to Note 9), the major project contracts and a pledge over the shares in the project company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

		2001	2000
		$	$

16.	PROVISION FOR ENVIRONMENTAL REHABILITATION
	Accrued environmental rehabilitation costs	113	134

	Gross accrual	151	181
	Investment in Environmental Rehabilitation Trust Fund	(38)	(47)

	While the ultimate amount of rehabilitation cost to be incurred in the future is uncertain, AngloGold has estimated that the total cost for mine rehabilitation and closure, in current monetary terms, will be $211 million. Certain amounts have been contributed to an irrevocable rehabilitation trust under AngloGold’s control. The monies in the trust are invested primarily in interest bearing debt securities.
	AngloGold intends to finance the ultimate rehabilitation costs from the monies invested with the rehabilitation trust fund as well as the proceeds on sale of assets and gold from plant clean-up at the time of mine closure.
17.	PROVISION FOR POST-RETIREMENT MEDICAL BENEFITS

	Accrued liability at December 31	95	112

	The post-retirement health care liability in respect of certain existing employees of the South African operations is recognized as an expense systematically over the expected remaining service period of those employees, using the expected unit credit method. Changes in the liability in respect of retired employees of the South African operations are recognized immediately as an expense as and when incurred. The above accrued liability includes the North America Retiree Medical Plan. AngloGold has not incurred material expenses related to the plan during 2001 (Refer to Note 22). South American and Australian governments provide post-retirement health care benefits. The costs of post-retirement benefits are made up of those obligations which the group has towards current and retired employees.

18.	COMMITMENTS AND CONTINGENCIES
	Capital expenditure commitments
	Contracts for capital expenditure	85	59
	Authorized by the directors but not yet contracted for	502	656

		587	715

	The group has also given collateral to certain bankers for satisfactory contract performance in relation to exploration and development tenements and mining operations in Australia amounting to:	7	8

	AngloGold has provided a guarantee on the hedge book for Geita Mine. The unrealized mark-to-market loss amounts to:	3	—

	AngloGold has provided a completion guarantee on the Geita Project Finance
	This contingent liability amounts to:	62	68

	AngloGold has signed as surety in favor of the bankers on the Yatela loan for:	11	—

	AngloGold North America has environmental obligations of $68 million and has posted reclamation bonds with various Federal, Nevada and Colorado governmental agencies in amounts aggregating approximately:	58	58

	These obligations are guaranteed by AngloGold

	Mondi brought a claim against AngloGold in respect of an alleged breach of contract. AngloGold has made a counterclaim to the Mondi claim. These claims have been referred to arbitration. The outcome of this matter cannot be predicted at this time, although settlement discussions have commenced. The potential liability has not been accrued for in the consolidated financial statements. The estimated claim amounts to:	10	—

	There is a potential claim against the South Africa region in respect of contamination of the water supply amounting to:	1	1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18.	COMMITMENTS AND CONTINGENCIES (continued)

Vulnerability from concentrations
The majority of AngloGold’s 70,380 employees (2000: 84,036, 1999: 86,120) are subject to collective bargaining agreements. These agreements are established in negotiations between the Chamber of Mines, the body which represents the gold mining industry in South Africa, and representative groups of labor. The agreements signed on August 9, 2001, have a two year validity period.

19.	STOCKHOLDERS’ EQUITY

The authorized common stock of AngloGold was increased in 1998 to 400,000,000 shares of common stock of 25 ZAR cents each principally to meet its obligations regarding the proposed merger of AAC gold interests through AngloGold. No changes to the authorized shares of common stock of AngloGold were made in 2001.

During 2001, 1,225,942 shares of common stock in AngloGold were issued as follows:

•	718,000 shares of common stock were issued as part of the share incentive scheme and 25,102 shares of common stock were issued in terms of the Acacia Employee Option Plan for a consideration of $10 million.

•	482,840 shares of common stock in AngloGold were issued to facilitate the share swap and top-up facility for the acquisition of Normandy Mining Limited, amounting to $9m.

During 2000, 812,818 shares of common stock in AngloGold were issued as follows:

•	110,800 shares of common stock were issued as part of the share incentive scheme for a consideration of $2 million.

•	702,018 shares of common stock, unissued in 1999, were issued to facilitate the share swap for the acquisition of Acacia Resources, amounting to $17 million.

During 1999, 17,318,758 shares of common stock in AngloGold were issued to facilitate the share swap for the acquisition of Acacia Resources, amounting to $420 million. In addition, 204,200 shares of common stock were issued as part of the share incentive scheme for a consideration of $3 million.

The unissued common stock of 184,731,884 of 25 ZAR cents each is under the control of the directors until the forthcoming annual general meeting. In terms of a specific authority granted at the general meeting of stockholders held on March 29, 1993, the directors are authorized to issue the 4,221,104 unissued B redeemable preferred stock of 1 ZAR cent each to Eastvaal Gold Holdings Limited.

20.	GOLD PRICE RISK MANAGEMENT ACTIVITIES

The group does not acquire, hold or issue derivative instruments for economic trading purposes. A number of products, including derivative instruments are used to manage gold price and foreign exchange risks, that arise out of the group’s core business activities. Forward sales contracts and call and put options are used by the company to protect itself from downward fluctuations in the gold price. Certain of these instruments establish a minimum price for future production while maintaining the ability to participate in increases in the gold price. The board of directors sets limits for the volume of production to be hedged, the nature of instruments utilized and the maximum tenor of hedging structures.

SFAS133 requires that derivative instruments be accounted for as follows:

•	Commodity based (“normal purchase or normal sale”) contracts that meet the requirements of SFAS 138 are recognized in earnings when they are settled by physical delivery. These contracts do not appear on the balance sheet as they simply represent agreements to sell gold produced at pre-defined quantities and prices.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.	GOLD PRICE RISK MANAGEMENT ACTIVITIES (continued)

•	Where the conditions in SFAS133 for special hedge accounting are met the derivative is recognized on the balance sheet as either a financial asset or financial liability, and recorded at fair value. The group enters into cash flow hedges whereby the effective portion of fair value gains or losses are recognized in equity (other comprehensive income) until the underlying transaction occurs, then the gains or losses are recognized in earnings or included in the initial measurement of the asset or liability. The ineffective portion of fair value gains and losses is recorded in earnings as realized or unrealized gains or losses on financial instruments in the period to which they relate. Of the contracts accounted for as cash flow hedges, contracts with a carrying value, net of tax, of $24 million at December 31, 2001 are expected to expire during 2002.

•	All other derivative instruments are measured at their estimated fair value, with the changes in estimated fair value at each reporting date being reported in earnings in the period to which they relate.

Realized market gain on financial instruments of $5 million (2000: $nil million) was included in the current year income statement. Unrealized market loss on financial instruments of $10 million (2000: $21 million gain) was included in the current year income statement.

Gold hedging instruments are denominated in both South African rands, US dollars and Australian dollars. The hedging instruments utilized are forward sales contracts, purchased and sold put options and purchased and sold call options. The mix of hedging instruments, the volume of production hedged and the tenor of the hedging book is continuously reviewed in the light of changes in operational forecasts, market conditions and the group’s hedging policy. The group’s reserve and financial strength has allowed it to arrange unmargined credit lines of up to ten years with counterparties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
20. GOLD PRICE RISK MANAGEMENT ACTIVITIES (continued)

The following table indicates the group’s gold hedge position at a weighted average settlement price as at December 31, 2001:

Year		2002	2003	2004	2005	2006	2007-2011	Total

DOLLAR GOLD
Forward Contracts	Amount (kg)	61,727	33,465	32,435	25,879	20,524	43,831	217,861
	$ per oz	$299	$315	$317	$326	$334	$349	$321
Put Options Purchased	Amount (kg)	10,238	5,808	2,662	757	563	728	20,756
	$ per oz	$312	$352	$390	$291	$291	$292	$331
	*Delta (kg)	5,110	4,898	2,118	283	183	210	12,802
Put Options Sold	Amount (kg)	3,732						3,732
	$ per oz	$273						$273
	*Delta (kg)	1,270						1,270
Call Options Purchased	Amount (kg)	24,535	4,710	572				29,817
	$ per oz	$338	$394	$360				$347
	*Delta (kg)	1,049	176	115				1,340
Call Options Sold	Amount (kg)	24,584	10,463	3,303	12,902	12,222	57,194	120,668
	$ per oz	$340	$372	$342	$321	$329	$357	$348
	*Delta (kg)	1,857	1,039	966	6,125	6,194	32,484	48,665

RAND GOLD
Forward Contracts	Amount (kg)	20,316	21,067	20,264	19,964	11,825	10,140	103,576
	Rand per kg	R56,208	R90,427	R110,801	R133,897	R142,973	R135,367	R106,479
Put Options Purchased	Amount (kg)	1,875	1,875	1,875	1,875	1,875		9,375
	Rand per kg	R93,603	R93,603	R93,603	R93,603	R93,603		R93,603
	*Delta (kg)	144	103	79	44	31		401
Put Options Sold	Amount (kg)
	Rand per kg
	*Delta (kg)
Call Options Purchased	Amount (kg)	12,031	1,058					13,089
	Rand per kg	R86,039	R93,881					R86,673
	*Delta (kg)	11,746	980					12,726
Call Options Sold	Amount (kg)	14,669	4,831	2,187	3,432	2,187		27,306
	Rand per kg	R87,148	R93,767	R93,630	R122,862	R93,630		R93,846
	*Delta (kg)	14,206	4,516	2,095	2,501	2,151		25,469

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20. GOLD PRICE RISK MANAGEMENT ACTIVITIES (continued)

Year		2002	2003	2004	2005	2006	2007-2011	Total

AUD DOLLAR (A$) GOLD
Forward Contracts	Amount (kg)	18,040	13,841	5,443	6,221	9,331	22,395	75,271
	A$ per oz	A$572	A$526	A$534	A$659	A$635	A$618	A$590
Call Options Purchased	Amount (kg)	6,687	3,888		3,110	6,221	20,062	39,968
	A$ per oz	A$728	A$701		A$724	A$673	A$691	A$698
	*Delta (kg)	847	817		1,058	3,185	11,998	17,905
Call Options Sold	Amount (kg)	3,732	3,110					6,842
	A$ per oz	A$554	A$700					A$620
	*Delta (kg)	1,726	662					2,388

*The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black and Scholes option formula with the ruling market prices, interest rates and volatilities as at December 31, 2001.

Forward sales contracts require the future delivery of gold at a specified price. A number of these contracts are intended by AngloGold for delivery against production in a future period. The notional volume of outstanding forward sales type contracts at the end of the year was 396,708kg (2000: 528,235kg).

A put option gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date. A call option gives the call buyer the right, but not the obligation, to buy gold from the call seller at a predetermined price on a predetermined date. The group’s risk as outlined above in purchasing compound options is limited to the premium paid. Net cash receipts received under the option hedging strategies for the year were $33 million (2000: $48 million).

Disclosure of the fair value of financial instruments is as follows:

Foreign exchange price risk protection agreements
The group periodically enters into forward exchange and currency option contracts to hedge certain recorded transactions, firm commitments and other anticipated transactions denominated in foreign currencies. The objective of the group’s foreign hedging activities is to protect the group from the risk that the eventual cash flows resulting from transactions denominated in US dollars will be adversely affected by changes in exchange rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20. GOLD PRICE RISK MANAGEMENT ACTIVITIES (continued)

The following table indicates the group’s currency hedge position at December 31, 2001:

Year		2002	2003	2004	2005	2006	2007-2011	Total

RAND DOLLAR (000)
Forward Contracts	Amount ($)	25,574						25,574
	Rand / $	R 6.31						R 6.31
Put Options Purchased	Amount ($)	105,000						105,000
	Rand per $	R 8.18						R 8.18
	*Delta ($)	1,233						1,233
Put Options Sold	Amount ($)
	Rand per $
	*Delta ($)
Call Options Purchased	Amount ($)	78,450	8,000					86,450
	Rand per $	R 8.33	R 6.94					R 8.20
	*Delta ($)	75,910	7,985					83,895
Call Options Sold	Amount ($)	153,450	8,000					161,450
	Rand per $	R 8.76	R 6.94					R 8.67
	*Delta ($)	147,294	7,985					155,279

AUD DOLLAR A$ (000)
Forward Contracts	Amount ($)	43,748	29,428	15,970				89,146
	$ per A$	$0.58	$0.59	$0.64				$0.60

*The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black and Scholes option formula with the ruling market prices, interest rates and volatilities as at December 31, 2001.

Interest rate and liquidity risk
Fluctuations in interest rates impact on the value of short-term cash investments and financing activities, giving rise to interest rate risk.

In the ordinary course of business, AngloGold receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market related returns while minimizing risks. AngloGold is able to actively source financing at competitive rates. AngloGold has sufficient undrawn borrowing facilities available to fund working capital requirements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20. GOLD PRICE RISK MANAGEMENT ACTIVITIES (continued)

Investment maturity profile

		Fixed rate		Floating rate
		investment/	Effective	investment/	Effective
	Currency	(borrowings)	rate	(borrowings)	rate
Maturity date	millions	amount	%	amount	%

Less than one year	$	12	3	125	7
	ZAR	380	9	148	8
	A$			17	4
	Swiss Francs (CHF)			1	1

Borrowings maturity profile

			Between		Between
	Within one year		one and two years		two and five years		After five years

	Fixed rate		Fixed rate		Fixed rate		Fixed rate
Currency	borrowings	Effective rate	borrowings	Effective rate	borrowings	Effective rate	borrowings	Effective rate
Millions	amount	%	amount	%	amount	%	amount	%

	$595	3.1	53	4.1	283	3.2	14	5.3
ZAR	200	11.5
A$	50	4.7

Interest rate risk

	Fixed for less than		Fixed for between		Fixed for greater than
	one year		one and three years		three years
							Total
Currency	Borrowings		Borrowings	Effective	Borrowings	Effective	borrowings
millions	amount	Effective rate %	amount	rate %	amount	rate %	amount

	$917	3.2	23	8.6	5	7.8	945
ZAR	200	11.5					200
A$	50	4.7					50

Credit risk
Realization of all these contracts is dependent upon the counterparties performing in accordance with the terms of the contracts. The group does not anticipate non-performance by any counterparties. The group generally does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties. The group does business predominantly with internationally recognized counterparties and believes that no concentration of credit risk exists.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.	GOLD PRICE RISK MANAGEMENT ACTIVITIES (continued)

Fair value
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the company’s financial instruments, as measured at December 31, 2001 and 2000, are as follows:

	December 31, 2001		December 31, 2000

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	$	$	$	$

Cash and cash equivalents	191	191	195	195
Receivables	165	165	250	250
Short-term debt	637	637	430	430
Long-term debt	350	350	726	726
Accounts payable and accrued liabilities	223	223	349	349
Financial instruments	(167)	(238)	(29)	184
Forward sales type agreements	(128)	(62)	(1)	185
Option contracts	9	(66)	(14)	23
Foreign exchange contracts	(26)	(26)	(8)	(19)
Foreign exchange option contracts	(19)	(22)	(13)	(12)
Interest rate swaps	(3)	(62)	7	7

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Receivables, cash and cash equivalents and other current liabilities The carrying amounts approximate fair value because of the short maturity of these instruments.

Long-term debt Long-term debt re-prices on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

Derivative instruments
The fair value of volatility-based instruments are estimated based on market prices, volatilities and interest rates, while the fair value of forward sales and purchases are estimated based on the quoted market price for the contracts at December 31, 2001 and 2000. The amounts include those contracts accounted for as normal purchases and sales.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

		2001	2000
		$	$

21.	ADDITIONAL CASH FLOW INFORMATION
	Non-cash items
	Excluded from the statements of consolidated cash flows are the following:
	Amortization:
	Mining assets	205	221
	Mineral reserves	166	218

		371	439

	Impairment:
	Mining assets	16	123
	Mineral reserves	157	264

		173	387

	Interest paid during the year	72	72

22.	EMPLOYEE BENEFIT PLANS

The group has made provision for pension and provident schemes covering substantially all employees.

South Africa region
Eligible employees are members of either AngloGold’s defined benefit fund or one of the industry-based defined contribution funds. There is one defined benefit scheme and three defined contribution schemes. The assets of these schemes are held in administered trust funds separated from the group’s assets. Scheme assets primarily consist of listed shares, property trust units and fixed income securities.

Defined Benefit Fund
At the last statutory valuation of the fund as at December 31, 1999, the Pension Fund was certified by the reporting actuaries as being in a sound financial position, subject to the continuation of the current contribution rates. In arriving at their conclusions, the actuaries took into account reasonable long-term estimates of inflation, increases in wages, salaries and pensions as well as returns on investments. Separate calculations for the Pension Fund are carried out on an annual basis and the results of these calculations as at December 31, 2001 are reflected below.

Any deficits in the defined benefit scheme advised by the actuaries are funded either immediately or through increased contributions to ensure the ongoing soundness of the scheme.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

22.	EMPLOYEE BENEFIT PLANS (continued)

Information with respect to the Defined Benefit Fund, which includes benefits for AngloGold employees, for the year ended December 31, is set forth in the table below:

	Pension benefits

	2001	2000	1999
	$	$	$

Change in benefit obligation
Benefit obligation at January 1,	88	102	—
Service cost	4	5	5
Interest cost	10	11	11
Plan participants’ contributions	2	2	2
Acquisition	13	—	69
Plan amendment	—	—	5
Actuarial (gain)/loss	2	(6)	18
Benefits paid	(11)	(6)	(7)
Translation	(39)	(20)	(1)

Benefit obligation at December 31,	69	88	102

Change in plan assets
Fair value of plan assets at January 1,	91	103	—
Actual return on plan assets	11	4	31
Acquisition	13	2	71
Company contributions	4	6	7
Plan participants’ contributions	2	2	2
Benefits paid	(11)	(6)	(7)
Translation	(40)	(20)	(1)

Fair value of plan assets at December 31,	70	91	103

Funded status at end of year	1	3	1

Prepaid benefit cost	1	3	1

The assumptions used in calculating the above amounts are:
Discount rate: retired/all others	10.5%	12%	12%
Rate of compensation increase	7.5%	9%	9%
	(plus salary scale)	(plus salary scale)	(plus salary scale)
Pension increase	6.5%	8%	8%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

22.	EMPLOYEE BENEFIT PLANS (continued)

	Pension benefits

	2001	2000	1999
	$	$	$

Net periodic pension and post-retirement benefit costs include:
Service cost	4	5	5
Interest cost	10	11	11
Expected return on assets, actuarial gain and past service costs	5	(2)	(12)
Amortization of actuarial loss	—	—	4

Net amount recognized	19	14	8

The assumptions used in calculating the above amounts are:
Discount rate	10.5%	12%	12%
Rate of compensation increase	7.5%	9%	9%
	(plus salary scale)	(plus salary scale)	(plus salary scale)
Expected return on plan assets	10.5%	12%	12%

Defined Contribution Funds
Contributions to the various retirement schemes are fully expensed during the year in which they are funded and the cost of providing retirement benefits for the year amounted to $31 million (2000: $45 million). All funds are governed by the Pension Funds Act of 1956.

Post-retirement medical benefits
The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants. The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

22.	EMPLOYEE BENEFIT PLANS (continued)

Information with respect to the defined benefit liability, which includes post-retirement medical benefits for AngloGold South Africa employees, for the year ended December 31, is set forth in the table below:

	Other benefits

	2001	2000	1999
	$	$	$

Change in benefit obligation
Benefit obligation at January 1,	110	122	121
Service cost	1	1	4
Interest cost	17	9	18
Effect on curtailment	—	—	—
Benefits paid	(9)	(5)	—
Actuarial gains and losses	24	6	(17)
Translation	(50)	(23)	(4)

Benefit obligation at December 31,	93	110	122

Unfunded benefit liability	(93)	(110)	(122)

Net periodic post-retirement medical benefit costs include:
Service cost	1	1	4
Interest cost	17	9	18
Expected actuarial gain (loss), past service cost, benefits paid and translation	(35)	(22)	(21)

Net amount recognized	(17)	(12)	1

The assumptions used in calculating the above amounts are:
Discount rate	11.0%	13.5%	13.5%
Expected increase in health care costs	10.0%	10.5%	10.5%

East and West Africa region
Namibia (Navachab)
Navachab employees are members of a defined contribution provident fund. The fund is administered by the Old Mutual insurance company. Both the company and the employees make contributions to this fund. AngloGold seconded employees at Navachab remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold.

Mali (Sadiola, Yatela and Morila)
The Malian operations do not have retirement schemes for employees. All employees (local and expatriate) contribute towards the Government social security fund, and the company also makes a contribution towards this fund. On retirement, Malian employees are entitled to a pension from the Malian Government. Expatriate employees are reimbursed only their contributions to the social security fund. AngloGold seconded employees in Mali remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold.

Tanzania (Geita)
Geita does not have a retirement scheme for employees. Tanzanian nationals contribute towards the Government social security fund, and the company also makes a contribution towards this fund. On retirement, employees are entitled to a retirement benefit from the Tanzanian Government. The company makes no contribution towards any retirement schemes for contracted expatriate employees. AngloGold seconded employees in Tanzania remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

22.	EMPLOYEE BENEFIT PLANS (continued)

Australia region
The region contributes to the Australian Retirement Fund for the provision of benefits to employees and their dependants on retirement, disability, death, resignation or retrenchment. The fund is a multi-industry national fund with defined contribution arrangements. Contribution rates by the region on behalf of employees varies, with minimum contributions meeting compliance requirements under the Superannuation Guarantee legislation. Members also have the option of contributing to approved personal superannuation funds. The contributions by the operations are legally enforceable to the extent required by the Superannuation Guarantee legislation and relevant employment agreements.

North America region
The AngloGold North America Inc. Retirement Plan and the AngloGold North American Inc. Retiree Medical Plan were incorporated during 1999 with the purchase of the Minorco assets.
Retirement plan — Substantially all AngloGold North America employees at December 31, 1999 were covered by the AngloGold North America Inc. Retirement Plan (the “Plan”), a non-contributory defined benefit plan. With effect from December 31, 1999, the benefits of the Plan participants were frozen and the Plan was terminated during 2000. Curtailment accounting was applied to the Plan at December 31,1999 and the liability was extinguished at December 31, 2000 with the termination of the Plan and related distribution of Plan assets to participants. At December 31, 2001, all of the Plan assets had been distributed and the Plan will file its final termination forms with the Federal government in 2002.
Post retirement medical benefits — AngloGold North America provides health care and life insurance benefits for certain retired employees under the AngloGold North America Retiree Medical Plan (the “Retiree Medical Plan”). With effect December 31, 1999, no additional employees were eligible to receive post-retirement benefits under the Retiree Medical Plan. Curtailment accounting was applied at December 31, 1999.
The Retiree Medical Plan was last evaluated by independent actuaries in December 2001 who took into account reasonable long-term estimates of increases in health care costs and mortality rates in determining the obligations of AngloGold North America under the Retiree Medical Plan. The evaluation of the Retiree Medical Plan reflected liabilities of $2 million (2000: $3 million). The Retiree Medical Plan is an unfunded plan. The Retiree Medical Plan is evaluated on an annual basis using the projected benefit method.
The cost of providing benefits under the Retirement Plan and the Retiree Medical Plan was insignificant in 2001 and 2000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

22.	EMPLOYEE BENEFIT PLANS (continued)

Information with respect to the Plan and Retiree Medical Plan, which includes benefits for AngloGold North America employees, for the year ended December 31, is set forth in the table below:

	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
	2001	2001	2000	2000	1999	1999
	$	$	$	$	$	$

Change in benefit obligation
Benefit obligations at January 1,	—	2	17	2	20	6
Service cost	—	—	—	—	1	—
Interest cost	—	—	1	—	1	—
Effect of curtailment	—	—	—	—	(4)	(4)
Benefits paid	—	—	(17)	—	—	—
Actuarial gain	—	—	(1)	—	—	—
Translation	—	—	—	—	(1)	—

Benefit obligation at December 31,	—	2	—	2	17	2

Change in plan assets
Fair value of plan assets at January 1,	—	—	16	—	14	—
Actual return on plan assets	—	—	1	—	—	—
Company contribution	—	—	1	—	2	—
Benefits	—	—	(17)	—	—	—
Translation	—	—	(1)	—	—	—

Fair value of plan assets at December 31,	—	—	—	—	16	—

Funded status at end of year	—	—	—	(2)	(1)	(2)

Unfunded benefit liability	—	—	—	(2)	(1)	(2)

The assumptions used in calculating the above amounts are:
Discount rate: retired/all others	N/A	7.25%	6.75/6.15%	7.75%	6.75/6.15%	7.75%
Rate of compensation increase	N/A	N/A	N/A	N/A	N/A	N/A
Net periodic pension and post-retirement benefit costs include:
Service cost	—	—	—	—	1	—
Interest cost	—	—	1	—	1	—
Expected return on assets	—	—	(1)	—	(1)	—
Curtailment accounting charge	—	—	1	—	(3)	(4)
Actuarial gain	—	—	(1)	—	—	—
Translation	—	—	—	—	—	—

Net amount recognized	—	—	—	—	(2)	(4)

The assumptions used in calculating the above amounts are:
Discount rate	N/A	7.25%	6.75/6.15%	7.75%	7.25%	7.75%
Expected return on plan assets	N/A	N/A	8.50%	N/A	8.50%	N/A
Rate of compensation increase	N/A	N/A	N/A	N/A	N/A	N/A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

22.	EMPLOYEE BENEFIT PLANS (continued)

Defined Contribution Plan — AngloGold North America sponsors a 401(k) savings plan whereby employees may contribute up to 17 percent of their salary, of which up to 5 percent is matched at a rate of 150 percent by AngloGold North America. AngloGold North America’s contributions were $2 million (2000: $2 million) during the year ended December 2001.
Supplemental Employee Retirement Plan — Certain former employees of Minorco (USA) Inc. were covered under the Minorco (USA) Inc. Supplemental Employee Retirement Plan (the “SERP”), a non-contributory defined benefit plan. The SERP was last evaluated by independent actuaries in 2001 who took into account long-term estimates of inflation, and mortality rates in determining the obligations of AngloGold North America under the SERP. This evaluation of the SERP reflected Plan liabilities of $1 million (2000: $0.8 million). The SERP is an unfunded plan.
The SERP is evaluated on an annual basis using the projected benefit method. The cost of providing benefits under the SERP for the year were nominal.

South America region
The AngloGold South America operations operate a number of defined contribution arrangements for their employees. These arrangements are funded by the operations (basic plan) and operations/employees (optional supplementary plan) and are embodied in a pension plan entity, Fundambrás Sociedade de Previdéncia Privada, which is responsible for administering the funds and making arrangements to pay the benefits. On conversion of the defined benefit fund to the defined contribution fund on November 30, 1998, an actuarial liability in the amount of $6 million was calculated. This unfunded liability has been provided for in the current year.
In December 2001, contributions started to be made to a new PGBL fund, a defined contribution similar to the American 401 (k) type of plan, administered by Bradesco Previdencia e Seguros. The transfer of funds from Fundambrás to PGBL requires approval from the governmental SPC agency and will take place in 2002 and is conditional to the full funding of the actuarial liability at December 31, 2001 which amounted to $5 million.

23.	SALES OF SHAFTS

The Deelkraal and Elandsrand mines were disposed of to Harmony Gold Mining Company Limited with effect from February 1, 2001 for an amount of $109 million. All conditions precedent relative to the sale were fulfilled by April 9, 2001 on which date the agreement of sale became unconditional.
In addition, the Vaal Reefs No. 2 shaft owned by ARM on a profit share basis was disposed of to ARM for $1 million, effectively canceling the tribute arrangement which was in place between AngloGold and ARM up and until the sale.

24.	SEGMENT AND GEOGRAPHICAL INFORMATION

AngloGold produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on a geographical basis. Therefore information regarding separate geographic segments is provided.

Business segment data	Year ended December 31

	2001	2000	1999
	$	$	$

Revenues
Revenues from product sales:
South Africa	1,298	1,587	1,809
East and West Africa	250	111	77
North America	161	165	115
South America	177	173	120
Australia	155	172	—

Total revenues from product sales	2,041	2,208	2,121

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

24.	SEGMENT AND GEOGRAPHICAL INFORMATION (continued)

Business segment data	Year ended December 31

	2001	2000	1999
	$	$	$

Depreciation and amortization expense
South Africa	184	276	197
East and West Africa	62	39	32
North America	41	45	30
South America	42	40	29
Australia	42	39	—

Total depreciation and amortization expense	371	439	288

Segment profit: ((Loss)/Income before deferred income and mining tax and interest expense)
South Africa	(62)	(274)	118
East and West Africa	67	37	42
North America	17	(23)	10
South America	63	103	40
Australia	(5)	(11)	—

Total segment profit/(loss)	80	(168)	210

Segment assets
South Africa	1,693	2,807	4,288
East and West Africa	769	874	356
North America	546	362	363
South America	310	430	461
Australia	432	480	576

Total segment assets	3,750	4,953	6,044

Expenditure for additions to long-lived assets
South Africa	106	165	158
East and West Africa	34	46	9
North America	93	37	21
South America	23	21	39
Australia	42	32	—

Total expenditure for additions to long-lived assets	298	301	227

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

24.	SEGMENT AND GEOGRAPHICAL INFORMATION (continued)

Geographical area data	Year ended December 31

	2001	2000	1999
	$	$	$

Total revenues
South Africa	1,308	1,612	1,871
East and West Africa	258	123	85
North America	163	167	118
South America	182	190	159
Australia	155	172	—

Total revenues	2,066	2,264	2,233

Long-lived assets by area
South Africa	1,336	2,557	3,535
East and West Africa	634	730	388
North America	319	267	305
South America	332	347	369
Australia	367	415	526

Total long-lived assets	2,988	4,316	5,123

25.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME

The company has adopted the disclosure-only provisions of SFAS123 and applies Accounting Principles Board Opinion No. 25 (APB No. 25) and related interpretations in accounting for its employee stock-based compensation plans.

At a general meeting held on June 4, 1998, shareholders approved the introduction of the AngloGold Limited Share Incentive Scheme for the purpose of providing an incentive to executive directors and senior employees of the company and its subsidiaries to identify themselves more closely with the fortunes of the group and its continued growth, and also to promote the retention of such employees by giving them an opportunity to acquire shares in the company. Employees participate in the scheme to the extent that they are granted options and accept them.

At December 31, 2001, the maximum number of ordinary shares that may be allocated for the purposes of the scheme is 5,919,874 (December 31, 2000:5,886,160), equivalent to 2.75 percent of the total number of ordinary shares in issue at that date. The maximum aggregate number of shares which may be acquired by any one participant in the scheme is 300,000. Ordinary shares issued in terms of the Share Incentive Scheme shall, subject to the provisions of the Share Incentive Scheme, rank pari passu with issued shares in all respects, including participation in dividends declared by AngloGold.

Options
An option may only be granted to an employee to purchase a certain number of shares, specified by the directors, at the option price payable in accordance with the Share Incentive Scheme. It is personal to the employee to whom it is addressed and may only be accepted by him or his family, or his company or his family trust.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME (continued)

Debentures
An employee may further be selected to be offered variable rate automatically convertible unsecured debentures pursuant to a debenture offer at a specified debenture price. On acceptance, should the employee not pay for the debenture price in full in cash, as security for his obligation to repay the debenture debt, the employee will be required to pledge the debentures issued to him to the trustees of the Share Incentive Scheme and the outstanding capital amount will bear interest, payable annually at the official interest rate per the seventh schedule of the South African Income Tax Act which approximates market rates.

If AngloGold allots and issues shares to its shareholders by way of a capitalization issue while there are debentures in issue, then the directors may elect to either reduce the debenture debt or increase proportionately the number of Incentive Scheme shares arising from the conversion of the debentures.

At the annual general meeting held on April 25, 2001, members approved amendments to the scheme in terms of which the company was given permission to grant options to acquire shares in the company to those participants in the scheme who had been issued debentures at a share price at which the debentures had been issued to them, against relinquishment of their rights to the debentures.

The participants concerned were, therefore, placed in a position in which they would have been had they been granted options to acquire shares in the company rather than to subscribe for debentures which were automatically convertible into shares. On June 30, 2001, pursuant to this authority, 857,200 debentures at an average issue price of R121.57 per debenture were cancelled, in exchange for the issue of 857,200 options to acquire ordinary shares in the company at an average strike price of R121.57 per share.

During the years ended December 31, 2001, 2000, and 1999 there was no compensation expense recognized related to stock-based awards as the exercise price of all awards was greater than or equal to the fair market value of the underlying stock on the date of grants.

The movement in respect of debentures during the period January 1, 2001 to June 30, 2001 was as follows :

	Number	Average issue price

In issue at January 1, 2001	989,800	R120.88
To June 30, 2001:
- Granted	—	—
- Converted	84,800	R109.60
- Cancelled	47,800	R128.44
- Cancelled in exchange for share options	857,200	R121.57

Balance at July 1, 2001	—	—

The options granted may be exercised as follows :

Percentage	Period after date of grant of options

20%	2 years
40%	3 years
60%	4 years
100%	5 years

All options which have not been exercised within ten years from the date on which they were granted automatically lapse. At the year end, the unallocated balance of shares subject to the scheme amounted to 3,354,274 (2000: 2,908,760).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME (continued)

Since the year end and to the date of this report, 64,000 share options had been recommended for granting with a 2001 issue date, and 128,000 share options had been recommended for granting with a 2002 issue date, at issue prices varying between R142.50 and R270.50 per share option. The directors of AngloGold had not, at the date of this report, approved the granting of these share options.

Since December 31, 2001, 360,920 options have been exercised and 33,200 options have lapsed.

Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001, respectively: risk-free interest rates of 11.00 percent (2000: 12.03 percent) dividend yields of 4.3 percent (2000: 5.6 percent); volatility factors of the expected market price of the company’s common stock of 0.420 (2000: 0.285) and a weighted-average expected life of the option of 7 years (2000: 7 years).

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The pro forma option expense in 2001 may not be indicative of pro forma option expense in future years. The company’s pro forma information follows (in thousands except for earnings per share information):

	2001	2000
	$	$

Pro forma net (loss)/income	(175)	(263)
Pro forma (loss)/earnings per common share
Basic (cents)	(82)	(123)
Diluted (cents)	(82)	(123)
The diluted net loss per share did not assume the effect of shares issuable upon the exercise of stock and debenture incentive options as their effects are anti-dilutive for all periods presented

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME (continued)

	2001	2001	2000	2000
	Debentures	Weighted-	Debentures	Weighted-
	and	average	and	Average
	options	exercise price	options	exercise price
	(000)	R	(000)	R

Outstanding at the beginning of the year	2,978	119	2,366	112
Granted	494	122	834	136
Exercised	(718)	(110)	(110)	(105)
Forfeited	(188)	(125)	(112)	(112)

Outstanding at the end of the year	2,566	121	2,978	119

Exercisable at the end of the year	904	109	216	106

Weighted-average fair value of options granted during the year		35		38

During 2001 a total of 718,000 common shares were issued under the share incentive scheme.

The weighted average of options outstanding as at December 31, 2001 is as follows:

Range of	Quantity of options	Weighted average	Weighted average
exercise prices	within range	exercise price	contractual life
R	(000)	R	Years

95 - 142	2,286	117	7.15
143 - 213	280	156	8.55

	2,566	121	7.31

No options expired during the year ended December 31, 2001.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME (continued)

Acacia Employee Option Plan
The company’s wholly-owned subsidiary, AngloGold Australia Limited (formerly AngloGold Australasia Limited and originally Acacia Resources Limited) operates the Acacia Employee Option Plan for certain of its employees. In terms of this plan, on exercising of options, a ratio of 3.5 AngloGold ordinary shares for every 100 options held will be applied. The issue price of the AngloGold shares is calculated using the A$/R exchange rate ruling on the date of allotment. At December 31, 2001, 2,082,800 (2000:7,320,000) options were in issue which will effectively entitle the holders to a total of 72,898 (2000: 256,200) AngloGold shares. No further options will be granted under this plan which will terminate on April 28, 2004, being the date on which the last options may be exercised or will expire.

During 2001 a total of 25,102 shares were issued under the Acacia Employee Option Plan. Since December 31, 2001, 1,832,800 options, equivalent to 64,148 AngloGold shares have been exercised. No options lapsed.

26.	MINERALS AND PETROLEUM RESOURCES DEVELOPMENT BILL

In December 2000, the Draft Mineral Development Bill was published, the fundamental principle of which is the recognition that mineral resources are the common heritage of all South Africans and collectively belong to all the people of South Africa. As such, the legislation presupposes that the South African state is the guardian of the mineral rights and has the right to exercise full and permanent sovereignty over mineral resources. Under the current draft of the bill current owners of mineral and mining rights are given a period of time to convert existing rights into rights under the new minerals regime which can broadly be characterized as a “use it and keep it” principle. The failure to achieve such conversion will result in the loss of the rights by the current owner and thereby making the rights available to third parties who are able to meet the requirements of the bill. In terms of this draft, the right to prospect and mine would vest in the state; and detailed legislative proposals would be enacted for the introduction of a new system guaranteeing the continuation of current prospecting and mining operations while implementing a transitional period in which holders of those existing prospecting, mining and mineral rights would be permitted to license those operations under the new requirements set out in the bill and so enable the holder to continue its operations.

This draft legislation only reflects the government’s intentions with regard to the ownership of mineral rights and does not address the issue of fair compensation for the possible taking of existing mineral rights under the bill and the right to judicial appeal any decisions and actions taken by the government themselves.

In April 2002, the latest draft of the Minerals and Petroleum Resources Development Bill (formerly the Draft Mineral Development Bill) was published and it does not materially change the views expressed above on the Draft Mineral Development Bill, other than that there is now provision for compensation in the event that the bill causes a compensable taking of property. This proposal must go through the further process of public and parliamentary debate before being passed as legislation. The government has indicated its intention to introduce legislation to Parliament during the course of 2002. During June 2002, the Parliamentary Portfolio Committee on Minerals and Energy will be hearing and reviewing submissions on this latest draft by interested parties. AngloGold has submitted its views on this latest draft directly and through the Chamber of Mines.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.	SUBSEQUENT EVENTS

Sale of Free State assets
On November 21, 2001, it was announced that agreement had been reached whereby Harmony Gold Mining Company Limited (Harmony) and African Rainbow Minerals Gold Limited (formerly African Rainbow Minerals (Proprietary) Limited) (ARM) would acquire the company’s entire interests in the gold mining operations located in the Free State Province of South Africa, comprising Bambanani, Joel, Matjhabeng and Tshepong mines, as well as their related infrastructure, assets and associated liabilities (the Free State assets), with effect from January 1, 2002 for a consideration of $196 million. In terms of that agreement, the Free State assets were to be transferred into a wholly-owned subsidiary of the company, the shares in and claims against which would then be jointly purchased by Harmony and ARM. This arrangement was subject to the receipt of a ruling from the South African Revenue Service that such transfer would constitute a scheme of rationalization in terms of the Taxation Laws Amendment Act of 1994. The transaction was also subject to the fulfillment of a number of conditions precedent.

In terms of a further announcement on January 7, 2002, it was disclosed that a possible restructuring of the transaction had been agreed to in that should the ruling from the taxation authorities not be obtained by January 31, 2002, Harmony and ARM would then, though a jointly-held company, acquire the Free State assets directly from the company, as going concerns, with effect from January 1, 2002. The consideration payable in terms of the revised structure would then be an amount of $196 million, plus an amount equal to any liability for taxation payable by AngloGold. Payment of the aggregate consideration will be made as follows :

•	$163 million in cash ten business days following the last date by which the remaining conditions precedent are required to be fulfilled;

•	the balance of $33 million in cash on January 1, 2005; and

•	the additional amount constituting any liability for taxation arising out of the revised structure of the transaction as and when the assessed amount is paid by AngloGold.

No ruling from the taxation authorities had been received by January 31, 2002 and, consequently, the terms of the revised agreement apply.

On April 11, 2002 AngloGold announced that the following remaining conditions precedent for the sale, through a jointly-owned company (“Freegold”), had been fulfilled:

•	the approval by the Minister of Minerals and Energy of the cession of the mining leases in respect of the acquisition of the Free State assets by the jointly-held company;

•	the granting of the necessary mining authorizations to the jointly-held company; and

•	the prerequisite rulings and approvals of the relevant regulatory authorities.

The transaction has been approved by the Competition Authorities.

The only assets that the company will retain in the Free State are its Technical Development Services Division and those that form part of its wholly owned subsidiary, ISS International Limited. The company will also retain all of its mineral rights north of the Free State goldfields.

A schedule giving details of the group’s mining rights and property is available for inspection at the company’s registered and corporate office.

On April 23, 2002 AngloGold received a cash payment from Freegold of $163 million, together with interest calculated from January 1, 2002 to April 22, 2002 amounting to $7 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.	SUBSEQUENT EVENTS (continued)

Sale of investment in Normandy
On September 5, 2001 it was announced that the company intended to acquire up to 100% of the issued share capital of Normandy Mining Limited (Normandy), Australia’s largest listed gold mining company, by way of an offer of 4.30 AngloGold shares for every 100 Normandy shares. Members of the company duly approved the proposed acquisition, as fully detailed in a circular sent to them by the company on October 26, 2001, at a general meeting held on November 19, 2001. The company formally extended the closing date of its original offer to Normandy shareholders from November 9, 2001 until December 14, 2001.

In answer to a competing offer for Normandy by Newmont Mining Corporation (Newmont), the company announced a revised offer for Normandy on November 29, 2001 of 4.30 AngloGold shares for every 100 Normandy shares plus a cash consideration of A$0.20 per Normandy share. Members again endorsed the proposed acquisition of Normandy — on the basis of the revised offer set out in a circular sent to them on December 4, 2001 — at a general meeting held on December 19, 2001. The period of this revised offer to Normandy shareholders was from December 6, 2001 to December 27, 2001.

On December 18, 2001, the company announced an extension to the closing date of its revised offer to Normandy shareholders from December 27, 2001 to January 4, 2002.

Responding to an upward revision in Newmont’s competing offer for Normandy, the company announced on December 27, 2001 that it was increasing the cash component of its offer to Normandy shareholders by 10 Australian cents to A$0.30 per Normandy share and extending the revised offer period from January 4, 2002 to January 11, 2002. A further meeting of AngloGold’s members to approve the increase in the cash offer to Normandy shareholders was not convened in view of the relatively small amount of the increase involved.

On January 10, 2002, AngloGold gave notice of a final extension to the latest revised offer to January 18, 2002.

In an announcement made by the company on January 18, 2002, it was stated that as acceptances received in respect of its latest revised offer constituted only 159.7 million Normandy shares, representing 7.16% of Normandy’s issued share capital, the company was of the view that it was not possible for it to obtain majority control of Normandy and that it was accordingly closing its offer.

On January 21, 2002 it was announced that the company’s holding of 159,703,481 Normandy shares had been disposed of for a gross amount of $158 million.

28.	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

Proposed transfer of AngloGold’s operations located outside South Africa to wholly-owned subsidiary

Subject to the necessary regulatory approvals, AngloGold intends to transfer all of its operations and assets in North and South America, East and West Africa and Australia to AngloGold International Holdings SA (formerly Walsdon Limited) (“Luxco”), its wholly-owned subsidiary, effective from December 2002 or January 2003.

It is AngloGold’s intention that from time to time Luxco may assume or issue debt securities which will be fully and unconditionally guaranteed by AngloGold Limited (being the “Guarantor”). The following is condensed consolidating financial information for the AngloGold group as of December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999, with a separate column for each of Luxco as Issuer, AngloGold Limited as Guarantor and the other businesses of the AngloGold group combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, AngloGold carries its investments under the equity method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

ANGLOGOLD LIMITED
Condensed consolidating statements of income
FOR THE YEAR ENDED DECEMBER 31,
(In millions, except share information)

	2001	2001	2001	2001	2001
	$	$	$	$	$
	AngloGold	Luxco	Other subsidiaries	Cons adjustments	Total

	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor subsidiaries”)
Sales and other income	1,377	—	767	(78)	2,066
Product sales	1,298	—	743	—	2,041
Interest, dividends and other	79	—	24	(78)	25
Costs and expenses	1,438	—	621	—	2,059
Production costs	870	—	391	—	1,261
Exploration costs	4	—	22	—	26
Related party transactions	54	—	—	—	54
General and administrative	20	—	4	—	24
Royalties paid/(received)	99	—	(83)	—	16
Research and development	2	—	—	—	2
Depreciation, depletion and amortization	154	—	217	—	371
Impairment of assets	173	—	—	—	173
Goodwill amortized	1	—	26	—	27
Interest expense	22	—	50	—	72
Employment severance costs	22	—	—	—	22
Loss on sale of mining assets	4	—	—	—	4
Realized mark to market (gain)/loss on financial instruments	(9)	—	4	—	(5)
Unrealized mark to market loss/(gain) on financial instruments	19	—	(9)	—	10
Other	3	—	(1)	—	2

(Loss)/income before equity income and income tax	(61)	—	146	(78)	7
Equity income in affiliates	1	—	—	—	1
Equity income/(loss) in subsidiaries	21	—	—	(21)	—

(Loss)/income before income tax provision	(39)	—	146	(99)	8
Deferred income and mining tax (expensed)/benefit	(132)	—	(31)	—	(163)

(Loss)/income before minority interest	(171	—	115	(99)	(155)
Minority interest	—	—	(8)	—	(8)

(Loss)/income after minority interest	(171)	—	107	(99)	(163)
Preferred stock dividends	(8)	—	(70)	78	—

(Loss)/income before cumulative effect of accounting change	(179)	—	37	(21)	(163)
Cumulative effect of accounting change	6	—	(16)	—	(10)

Net (loss)/income — applicable to common stockholders	(173)	—	21	—	(173)

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

ANGLOGOLD LIMITED
Condensed consolidating statements of income
FOR THE YEAR ENDED DECEMBER 31,
(In millions, except share information)

	2000	2000	2000	2000	2000
	$	$	$	$	$
	AngloGold	Luxco	Other subsidiaries	Cons adjustments	Total

	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor subsidiaries”)
Sales and other income	1,674	—	660	(70)	2,264
Product sales	1,587	—	621	—	2,208
Interest, dividends and other	87	—	39	(70)	56
Costs and expenses	1,918	(1)	591	—	2,508
Production costs	1,112	—	324	(1)	1,435
Exploration costs	5	—	39	—	44
Related party transactions	54	—	—	—	54
General and administrative	38	—	13	—	51
Royalties paid/(received)	89	—	(80)	—	9
Research and development	8	—	—	—	8
Depreciation, depletion and amortization	244	—	195	—	439
Impairment of assets	352	—	35	—	387
Goodwill amortized	—	—	18	—	18
Interest expense	16	—	56	—	72
Employment severance costs	15	—	4	—	19
Loss on sale of mining assets	—	—	—	—	—
Realized mark to market (gain)/loss on financial instruments	—	—	—	—	—
Unrealized mark to market (gain)/loss on financial instruments	(13)	—	(8)	—	(21)
Other	(2)	(1)	(5)	1	(7)

(Loss)/income before equity income and income tax	(244)	1	69	(70)	(244)
Equity income in affiliates	4	—	—	—	4
Equity (loss)/income in subsidiaries	(32)	—	—	32	—

(Loss)/income before income tax provision	(272)	1	69	(38)	(240)
Deferred income and mining tax benefit/(expensed)	17	—	(26)	—	(9)

(Loss)/income before minority interest	(255)	1	43	(38)	(249)
Minority interest	—	—	(13)	—	(13)

(Loss)/income after minority interest	(255)	1	30	(38)	(262)
Preferred stock dividends	(7)	—	(63)	70	—

Loss/(income) before cumulative effect of accounting change	(262)	1	(33)	32	(262)
Cumulative effect of accounting change	—	—	—	—	—

Net (loss)/income — applicable to common stockholders	(262)	1	(33)	32	(262)

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

ANGLOGOLD LIMITED
Condensed consolidating statements of income
FOR THE YEAR ENDED DECEMBER 31,
(In millions, except share information)

	1999	1999	1999	1999	1999
	$	$	$	$	$
	AngloGold	Luxco	Other subsidiaries	Cons adjustments	Total

	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor)
			subsidiaries”)
Sales and other income	1,946	—	374	(87)	2,233
Product sales	1,809	—	312	—	2,121
Interest, dividends and other	137	—	62	(87)	112
Costs and expenses	1,801	—	302	(4)	2,099
Production costs	1,171	—	146	—	1,317
Exploration costs	7	—	38	—	45
Related party transactions	123	—	—	—	123
General and administrative	39	—	42	—	81
Royalties paid/(received)	104	—	(104)	—	—
Research and development	7	—	—	—	7
Depreciation, depletion and amortization	172	—	116	—	288
Impairment of assets	—	—	—	—	—
Goodwill amortized	3	—	8	—	11
Interest expense	17	—	56	(4)	69
Employment severance costs	9	—	—	—	9
Loss on sale of mining assets	—	—	—	—	—
Realized mark to market (gain)/loss on financial instruments	—	—	—	—	—
Unrealized mark to market loss/(gain) on financial instruments	135	—	22	—	157
Other	14	—	(22)	—	(8)

Income/(loss) before equity income and income tax	145	—	72	(83)	134
Equity income in affiliates	7	—	—	—	7
Equity (loss)/income in subsidiaries	(31)	—	—	31	—

Income/(loss) before income tax provision	121	—	72	(52)	141
Deferred income and mining tax benefit/(expensed)	100	—	(26)	—	74

Income/(loss) before minority interest	221	—	46	(52)	215
Minority interest	—	—	(2)	—	(2)

Income/(loss) after minority interest	221	—	44	(52)	213
Preferred stock dividends	(8)	—	(75)	83	—

Income/(loss) before cumulative effect of accounting change	213	—	(31)	31	213
Cumulative effect of accounting change	—	—	—	—	—

Net income/(loss) — applicable to common stockholders	213	—	(31)	31	213

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

ANGLOGOLD LIMITED
Condensed consolidating balance sheets
AT DECEMBER 31,
(In millions, except share information)

	2001	2001	2001	2001	2001
	$	$	$	$	$
	AngloGold	Luxco	Other subsidiaries	Cons adjustments	Total

	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor
			subsidiaries”)
ASSETS
Current Assets	878	—	1,280	(1,396)	762
Cash and cash equivalents	41	—	150	—	191
Receivables	788	—	1,016	(1,396)	408
Trade	14	—	31	—	45
Inter-group balances	546	—	850	(1,396)	—
Financial instruments	177	—	66	—	243
Value added taxes	10	—	12	—	22
Other	41	—	57	—	98
Inventories	49	—	114	—	163

Property, plant and equipment	846	—	910	—	1,756
Mineral reserves	239	—	604	—	843
Goodwill	1	—	588	(256)	333
Other long-term assets	1,120	—	93	(1,157)	56

Total assets	3,084	—	3,475	(2,809)	3,750

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	1,083	7	1,875	(1,595)	1,370
Accounts payable and accrued liabilities	98	—	108	17	223
Inter-group balances	365	7	1,240	(1,612)	—
Financial instruments	384	—	26	—	410
Short-term debt	149	—	488	—	637
Income and mining tax payable	87	—	13	—	100
Long-term debt	216	—	134	—	350
Deferred income and mining tax	324	—	133	(17)	440
Provision for environmental rehabilitation	14	—	80	—	94
Other accrued liabilities	—	—	19	—	19
Provision for post-retirement medical benefits	93	—	2	—	95
Minority interest	—	—	28	—	28
Commitments and contingencies	—	—	—	—	—
Stockholders’ equity as per statement	1,354	(7)	1,204	(1,197)	1,354
Common stock issued	9	—	451	(451)	9
Additional paid in capital	3,251	—	901	(901)	3,251
Retained loss	(672)	(7)	(24)	31	(672)
Other comprehensive income	(1,234)	—	(124)	124	(1,234)

Total liabilities and stockholders’ equity	3,084	—	3,475	(2,809)	3,750

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

ANGLOGOLD LIMITED
Condensed consolidating balance sheets
AT DECEMBER 31,
(In millions, except share information)

	2000	2000	2000	2000	2000
	$	$	$	$	$
	AngloGold	Luxco	Other subsidiaries	Cons adjustments	Total

	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor
			subsidiaries”)
ASSETS
Current Assets	718	3	421	(505)	637
Cash and cash equivalents	13	3	182	(3)	195
Receivables	611	—	141	(502)	250
Trade	40	—	57	—	97
Inter-group balances	491	—	11	(502)	—
Financial instruments	—	—	—	—	—
Value added taxes	15	—	—	—	15
Other	65	—	73	—	138
Inventories	94	—	98	—	192
Property, plant and equipment	1,489	—	861	—	2,350
Mineral reserves	642	—	859	—	1,501
Goodwill	(1)	—	640	(256)	383
Other long-term assets	1,213	—	140	(1,271)	82

Total assets	4,061	3	2,921	(2,032)	4,953

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	821	10	687	(673)	845
Accounts payable and accrued liabilities	193	—	123	33	349
Inter-group balances	364	10	332	(706)	—
Financial instruments	18	—	11	—	29
Short-term debt	218	—	212	—	430
Income and mining tax payable	28	—	9	—	37
Long-term debt	137	—	589	—	726
Deferred income and mining tax	648	—	187	(33)	802
Provision for environmental rehabilitation	39	—	79	—	118
Other accrued liabilities	—	—	16	—	16
Provision for post-retirement medical benefits	109	—	3	—	112
Minority interest	—	—	27	—	27
Commitments and contingencies	—	—	—	—	—
Stockholders’ equity as per statement	2,307	(7)	1,333	(1,326)	2,307
Common stock issued	9	—	451	(451)	9
Additional paid in capital	3,232	—	901	(901)	3,232
Retained loss	(332)	(7)	(45)	52	(332)
Other comprehensive income	(602)	—	26	(26)	(602)

Total liabilities and stockholders’ equity	4,061	3	2,921	(2,032)	4,953

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

ANGLOGOLD LIMITED
Condensed consolidating statements of cash flows
FOR THE YEAR ENDED DECEMBER 31,
(In millions, except share information)

	2001	2001	2001	2001	2001
	$	$	$	$	$
	AngloGold	Luxco	Other subsidiaries	Cons adjustments	Total

	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor
			subsidiaries”)
Net cash provided by/(used in) operating activities	201	(3)	378	(75)	501
(Loss)/income after minority interest	(171)	—	107	(99)	(163)
Reconciled to net cash provided by/(used in) operations:
Loss on sale of mining assets	4	—	—	—	4
Depreciation, depletion and amortization	154	—	217	—	371
Impairment of assets	173	—	—	—	173
Other non cash items	46	—	26	21	93
Net increase in provision for Environmental rehabilitation and Post-retirement medical benefits	(12)	—	—	—	(12)
Deferred income and mining tax	64	—	(12)	—	52
Effect of changes in operating working capital items:
Net movement in inter-group receivables and payables	(54)	(3)	54	3	—
Receivables	56	—	9	—	65
Inventories	38	—	(16)	—	22
Accounts payable and accrued liabilities	(97)	—	(7)	—	(104)
Net cash generated/(used) in investing activities	17	—	(165)	—	(148)
Cash acquired in acquisitions	—	—	—	—	—
Increase in non-current investments	—	—	(4)	—	(4)
Additions to property, plant and equipment	(106)	—	(192)	—	(298)
Proceeds on sale of mining assets	—	—	6	—	6
Proceeds on sale of affiliates	—	—	—	—	—
Cash received/(paid) as part of disposal/(acquisition)	109	—	—	—	109
Loans receivable advanced	—	—	(4)	—	(4)
Loans receivable repaid	14	—	29	—	43
Net cash (used)/generated in financing activities	(132)	—	(244)	78	(298)
Short-term debt repaid	(192)	—	(191)	—	(383)
Short-term debt raised	16	—	20	—	36
Issuance of stock	7	—	—	—	7
Share issue expenses	—	—	—	—	—
Long-term debt repaid	—	—	(31)	—	(31)
Long-term debt raised	212	—	28	—	240
Dividends paid	(175)	—	(70)	78	(167)

Net increase/(decrease) in cash and cash equivalents	86	(3)	(31)	3	55
Effect of exchange rate changes on cash	(58)	—	(1)	—	(59)
Cash and cash equivalents — January 1,	13	3	182	(3)	195

Cash and cash equivalents — December 31,	41	—	150	—	191

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

ANGLOGOLD LIMITED
Condensed consolidating statements of cash flows
FOR THE YEAR ENDED DECEMBER 31,
(In millions, except share information)

	2000	2000	2000	2000	2000
	$	$	$	$	$
	AngloGold	Luxco	Other subsidiaries	Cons adjustments	Total

	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor
			subsidiaries”)
Net cash provided by/(used in) operating activities	8	—	513	(86)	435
(Loss)/income after minority interest	(255)	1	30	(38)	(262)
Reconciled to net cash provided by/(used in) operations:
Loss on sale of mining assets	—	—	—	—	—
Depreciation, depletion and amortization	244	—	195	—	439
Impairment of assets	352	—	35	—	387
Other non cash items	34	(1)	29	(31)	31
Net decrease in provision for Environmental rehabilitation and Post-retirement medical benefits	(13)	—	—	—	(13)
Deferred income and mining tax	(68)	—	(18)	—	(86)
Effect of changes in operating working capital items:
Net movement in inter-group receivables and payables	(275)	—	275	—	—
Receivables	44	—	(45)	—	(1)
Inventories	8	—	(10)	—	(2)
Accounts payable and accrued liabilities	(63)	—	22	(17)	(58)
Net cash (used)/generated in investing activities	(159)	3	(471)	(3)	(630)
Cash acquired in acquisitions	—	—	3	—	3
(Increase)/decrease in non-current investments	(3)	3	—	(3)	(3)
Additions to property, plant and equipment	(156)	—	(145)	—	(301)
Proceeds on sale of mining assets	1	—	7	—	8
Proceeds on sale of affiliates	—	—	—	—	—
Cash (paid)/received as part of (acquisition)/disposal	—	—	(348)	—	(348)
Loans receivable advanced	(1)	—	(7)	—	(8)
Loans receivable repaid	—	—	19	—	19
Net cash (used)/generated in financing activities	(108)	—	(12)	70	(50)
Short-term debt repaid	—	—	(39)	—	(39)
Short-term debt raised	76	—	113	—	189
Issuance of stock	2	—	—	—	2
Share issue expenses	(3)	—	—	—	(3)
Long-term debt repaid	(3)	—	(70)	—	(73)
Long-term debt raised	137	—	47	—	184
Dividends paid	(317)	—	(63)	70	(310)

Net (decrease)/ increase in cash and cash equivalents	(259)	3	30	(19)	(245)
Effect of exchange rate changes on cash	(71)	—	2	16	(53)
Cash and cash equivalents — January 1,	343	—	150	—	493

Cash and cash equivalents — December 31,	13	3	182	(3)	195

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

ANGLOGOLD LIMITED
Condensed consolidating statements of cash flows
FOR THE YEAR ENDED DECEMBER 31,
(In millions, except share information)

	1999	1999	1999	1999	1999
	$	$	$	$	$
	AngloGold	Luxco	Other subsidiaries	Cons adjustments	Total

	(the “Guarantor”)	(the “Issuer”))	(the “Non-Guarantor
			subsidiaries”))
Net cash provided by/(used in) operating activities	385	—	229	(107)	507

Income/(loss) after minority interest	221	—	44	(52)	213
Reconciled to net cash provided by/(used in) operations:
Loss on sale of mining assets	—	—	—	—	—
Depreciation, depletion and amortization	172	—	116	—	288
Impairment of assets	—	—	—	—	—
Other non cash items	64	—	(11)	(31)	22
Net decrease in provision for Environmental rehabilitation and Post- retirement medical benefits	(9)	—	—	—	(9)
Deferred income and mining tax	(145)	—	(30)	—	(175)
Effect of changes in operating working capital items:
Net movement in inter-group receivables and payables	(43)	—	43	—	—
Receivables	83	—	2	—	85
Inventories	14	—	(3)	—	11
Accounts payable and accrued liabilities	28	—	68	(24)	72

Net cash used in investing activities	(74)	—	(378)	—	(452)
Cash acquired in acquisitions	44	—	—	—	44
Increase in non-current investments	(1)	—	(3)	—	(4)
Additions to property, plant and equipment	(185)	—	(42)	—	(227)
Proceeds on sale of mining assets	—	—	—	—	—
Proceeds on sale of affiliates	221	—	—	—	221
Cash (paid)/received as part of (acquisition)/disposal	(150)	—	(351)	—	(501)
Loans receivable advanced	(6)	—	(2)	—	(8)
Loans receivable repaid	3	—	20	—	23

Net cash (used)/generated in financing activities	(134)	—	244	83	193
Short-term debt repaid	(5)	—	(16)	—	(21)
Short-term debt raised	6	—	94	—	100
Issuance of stock	4	—	—	—	4
Share issue expenses	(7)	—	—	—	(7)
Long-term debt repaid	(2)	—	(20)	—	(22)
Long-term debt raised	157	—	261	—	418
Dividends paid	(287)	—	(75)	83	(279)

Net increase/(decrease) in cash and cash equivalents	177	—	95	(24)	248
Effect of exchange rate changes on cash	(11)	—	(22)	24	(9)
Cash and cash equivalents — January 1,	177	—	77	—	254

Cash and cash equivalents — December 31,	343	—	150	—	493

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.	STOCK SPLIT

At a meeting held in Johannesburg on December 5, 2002, AngloGold’s shareholders approved, by the requisite number of votes, a stock split that had been proposed by the company’s board of directors.

The stock split will sub-divide each ordinary share with a par value of 50 cents into two ordinary shares each with a par value of 25 cents, with effect from the close of business on December 24, 2002. As a result of the proposed sub-division, each AngloGold American depositary share (“ADS”) will be equivalent to one AngloGold ordinary share and every five CHESS depositary interests (“CDIs”) will be equivalent to one AngloGold ordinary share. The ratio of one AngloGold ADS to five AngloGold CDIs will remain unchanged. The net effect of the stock split on ADS and CDI holders will be that the number of ADSs and CDIs held by each holder will not change.

Throughout the annual financial statements presented herein, the number of shares and the calculation of basis and diluted earnings/(loss) per common share have been changed to retroactively reflect this change in the number of shares.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: December 17, 2002	By: /s/ C R Bull Name: C R Bull Title: Company Secretary